EXHIBIT A.I – COMMENTS FROM THE MANAGEMENT

(as Item 10 to Annex 24 to CVM Instruction 480/09)

10.1 – General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to the fiscal years that ended on December 31, 2021, 2020 and 2019. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM.

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the accounting statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

For information on the effects of the COVID-19 pandemic on Company’s activities and its financial condition, see item 10.9 of this Exhibit A.I.

The information under this item 10 of the Exhibit A.I must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br/en/) and at the CVM’s website (cvm.gov.br).

a) general financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2021

As of December 31, 2021, the Company had, in its current assets, a total of R$ 38,627.1 million, with R$ 18,542.3 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2021, amounted to R$ 38,866.4 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.0x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 18,511.8 million and R$ 15,411.3 million, respectively. The indebtedness indicator of net

1 The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and financial investments being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

1

debt/EBITDA2 was -0.68.

2020

As of December 31, 2020, the Company had, in its current assets, a total of R$ 35,342.6 million, with R$ 18,790.4 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2020, amounted to R$ 33,478.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt3 were R$ 18,790.4 million and R$ 13,998.1 million, respectively. The indebtedness indicator of net debt/EBITDA4 was -0.65.

2019

As of December 31, 2019, the Company had, in its current assets, a total of R$ 27,621.1 million, with R$ 11,915.2 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2019, amounted to R$ 25,011.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt were R$ 11,915.2 million and R$ 8,852.4 million, respectively. The indebtedness indicator of net debt/EBITDA was -0.42.

(in million of Reais)	12/31/2021	12/31/2020	12/31/2019
Total Current Assets	38,627.1	35,342.6	27,621.1
Total Current Liabilities	38,866.4	33,478.0	25,011.0
Net Working Capital Ratio (CA-CL)	-239.3	1,864.7	2,610.1
Net Cash of Bank Overdrafts	18,511.8	18,790.4	11,915.2
Cash net of debt	15,411.3	13,998.1	8,852.4

	12/31/2021	12/31/2020	12/31/2019
Current Liquidity Ratio	1.0	1.1	1.1
Indebtedness Indicator (Net Debt / EBITDA)	-0.68	-0.65	-0.42

b) capital structure.

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	On December 31
	2021		2020		2019
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	54,584.9	39	50,045.5	40	39,186.9	39
Equity(2)	84,017.6	61	75,151.1	60	62,556.0	61

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

3 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

4 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

2

The Company’s capital structure was the following: (i) as of December 31, 2019 – 61% of equity and 39% of third-party financing; (ii) as of December 31, 2020 – 60% of equity and 40% of third-party financing; and (iii) as of December 31, 2021 – 61% of equity and 39% of third-party financing.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2021	12/31/2020	12/31/2019
Total debt	3,100.5	4,792.2	3,062.8
Short-term debt	847.1	2,738.8	653.1
Total current assets	38,627.1	35,342.6	27,621.1
Cash and cash equivalents	18,542.3	18,790.4	11,915.2
Current liquidity ratio	1.0x	1.1x	1.1x
Cash net of debt	15,411.3	13,998.1	8,852.4

2021

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,792.2 million as of December 31, 2021, of which R$ 847.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 38,627.1 million), cash and cash equivalents (R$ 18,542.3 million), current liquidity ratio (1.0x) and cash net of debt (R$ 15,411.3 million), all as of December 31, 2021, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2020

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,792.2 million as of December 31, 2020, of which R$ 2,738.8 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 35,342.6 million), cash and cash equivalents (R$ 18,790.4 million), current liquidity ratio (1.1x) and cash net of debt (R$ 13,998.1 million), all as of December 31, 2020, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2019

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 3,062.8 million as of December 31, 2019, of which R$ 653.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 27,621.1 million), cash and cash equivalents (R$ 11,915.2 million), current liquidity ratio (1.1x) and cash net of debt (R$ 8,852.4 million), all as of December 31, 2019, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

3

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014 and there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P on December 31, 2021.

4

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2021, 2020 and 2019:

2021

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate for BNDES/FINEP and international loans; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2021, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2021

Debt Instruments	2022	2023	2024	2025	2026	After	Total
BNDES debt	-	-	-	-	-	-	-
Par Value	44.3	35.8	1.2	-	-	-	81.3
TJLP or TR + Average Pay Rate	3.6%	3.6%	3.6%	-	-	-	3.6%
International Debt	-	-	-	-	-	-	-
Other Latin-American currencies – fixed rate	48.7	65.2	59.8	52.3	-	-	226.0
Average Pay Rate	11.3%	11.3%	11.3%	11.3%	-	-	11.3%
US dollar – fixed rate	17.5	-	-	-	-	-	17.5
Average Pay Rate	12.7%	-	-	-	-	-	12.7%
US dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Canadian dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Canadian dollar – fixed rate	91.7	99.2	31.3	90.9	117.8	-	430.8
Average Pay Rate	2.5%	2.5%	2.5%	2.5%	2.5%	-	2.5%
Debt in Reais - ICMS fixed rate	-	-	-	-	-	-	-
Par Value	37.3	39.7	21.6	8.1	3.8	-	130.1
Average Pay Rate	5.0%	5.0%	5.0%	5.0%	5.0%	-	5.0%
Debt in Reais - fixed rate	-	-	-	-	-	-	-
Par Value	524.7	506.0	406.8	243.9	141.2	309.3	2,131.9
Average Pay Rate	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Debt in Reais - floating rate	-	-	-	-	-	-	-

5

Par Value	83.0	-	-	-	-	-	83.0
Average Pay Rate	11.6%	-	-	-	-	-	11.6%
Total indebtedness	847.1	745.9	520.6	395.2	262.7	329.0	3,100.5

2020

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021, BNDES/FINEP and loan from Banco BNP Paribas; (ii) Fixed Rate for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans and (“CDI”) for the loan from Itaú.

As of December 31, 2020, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2020

Debt Instruments	2021	2022	2023	2024	2025	After	Total
TJLP BNDES debt or TR floating rate
Par Value	11.60	12.29	12.27	13.43	14.69	96.94	161.2
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies – fixed rate	436.33	95.30	9.73	7.18	14.24	27.21	590.0
Average Pay Rate	8%	8%	8%	8%	8%	8%
US dollar – fixed rate	4.9						4.9
Average Pay Rate	4.2%
US dollar – floating rate
Average Pay Rate
Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	64.9	54.8	51.1	42.8	24.7	104.3	342.6
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Debt in Reais - ICMS fixed rate
Par Value	36.7	34.1	20.7	3.0	5.6	35.5	135.7
Average Pay Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Debt in Reais - fixed rate
Par Value	1,333.1	337.0	278.2	169.1	195.0	393.1	2,705.5
Average Pay Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Debt in Reais - floating rate
Par Value	851.3	1.1					852.4

6

Average Pay Rate	3.9%	3.9%
Total indebtedness	2,738.8	534.6	372.0	235.6	254.2	657.1	4,792.2

2019

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2019

Debt Instruments	2020	2021	2022	2023	2024	After	Total
TJLP BNDES debt or TR floating rate
Par Value	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies – fixed rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
US dollar – fixed rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.7%	4.7%	0.0%	0.0%	0.0%	0.0%
US dollar – floating rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.1%	4.1%	0.0%	0.0%	0.0%	0.0%
Canadian dollar – floating rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Canadian dollar – fixed rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.7%	-	-	-	-	-
Debt in Reais - ICMS fixed rate
Par Value	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%
Debt in Reais - fixed rate
Par Value	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.9%	7.8%	7.8%	7.8%	7.8%	7.8%
Total indebtedness	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements,

7

derivative operations and guarantee agreements, which are not individually relevant.

iii. subordination degree among the debts

In the years ended on December 31, 2021, 2020 and 2019, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing;

(ii) going-concern;

(iii) maintenance, in use or in good condition for the business, of the Company's assets;

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets;

(v) disclosure of accounting statements and balance sheets;

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

As of December 31, 2021, 2020 and 2019, the Company was in compliance with its financial contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2021, the Company had loans with BNDES, FINEP and FINAME credit facilities and loans with private banks in the amount of R$ 3,100.5 billion. Of this total, R$ 2,639.3 billion (85.1%) are being used, with R$ 461.2 million (14.9%) still available.

h) significant changes to each item of the Accounting Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

8

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2021	2020	2019

Cash and cash equivalents	16,627.7	17,090.3	11,900.7
Investment securities	1,914.6	1,700.0	14.6
Derivative financial instruments	597.4	505.9	172.1
Trade receivables	4,791.6	4,303.1	4,495.5
Inventories	11,000.3	7,605.9	5,978.6
Income tax and social contributions recoverable	631.5	1,759.2	1,831.4
Recoverable taxes	1,981.1	1,527.9	2,242.7
Other assets	1,082.8	850.0	985.5
Current Assets	38,627.1	35,342.3	27,621.1

Investment securities	192.9	213.9	163.6
Derivative financial instruments	1.5	3.4	1.2
Income tax and social contributions recoverable	6,326.9	4,495.0	4,331.9
Recoverable taxes	6,005.4	5,695.8	671.1
Deferred tax assets	4,727.8	4,560.8	2,950.1
Other assets	2,063.3	2,141.6	1,751.7
Employee Benefits	27.8	33.6	56.2
Investments	305.1	337.4	303.4
Property, plant and equipment	29,224.2	24,768.4	22,576.3
Intangible	8,689.0	7,580.6	6,306.4
Goodwill	42,411.2	40,023.5	35,009.9
Non-current assets	99,975.3	89,854.0	74,121.8

Total assets	138,602.5	125,196.3	101,742.9

Equity and liabilities

Trade payables	25,077.9	19,339.2	15,069.6
Derivative financial instruments	492.5	329.8	355.3
Interest-bearing loans and borrowings	847.1	2,738.8	653.1
Bank overdrafts	30.5	-	-
Wages and salaries	2,439.4	925.5	833.0
Dividends and interest on shareholders’ equity payable	1,425.0	2,454.7	956.6
Income tax and social contribution payable	1,491.0	1,167.3	1,394.2
Taxes and contributions payable	4,585.9	4,549.5	4,108.5
Other liabilities	2,304.5	1,848.1	1,530.7
Provisions	172.3	124.9	110.0
Current liabilities	38,866.4	33,477.8	25,011.0

Trade payables	617.0	655.8	309.5
Derivative financial instruments	-	-	0.1
Interest-bearing loans and borrowings	2,253.4	2,053.5	2,409.7
Deferred tax assets	3,214	3,043.4	2,371.1

9

Income tax and social contribution payable (i)	1,686.9	1,912.6	2,219.5
Taxes and contributions payable	704.1	684.3	645.2
Put option granted on subsidiaries and other liabilities	3,445.2	4,226.6	3,145.3
Provisions	603.8	447.1	371.0
Employee benefits	3,194	3,544.0	2,704.5
Non-current liabilities	15,718.4	16,567.3	14,175.9

Total liabilities	54,584.9	50,045.1	39,186.9

Equity
Issued capital	58,042.4	57,899.1	57,866.8
Reserves	86,378.8	80,905.6	75,685.7
Carrying value adjustments	(61,778.2)	(64,989.0)	(72,274.5)
Equity attributable to the equity holders of Ambev	82,643.0	73,815.7	61,278.0
Non-controlling interests	1,374.6	1,335.5	1,278.0
Total Equity	84,017.6	75,151.2	62,556.0

Total equity and liabilities	138,602.5	125,196.3	101,742.9

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2021 and December 31, 2020

(in million of Reais, except percentages)
	December 31
	2021	Vertical Analysis	2020	Vertical Analysis	Variation 2021/2020

Assets
Cash and cash equivalents	16,627.7	12.0%	17,090.3	13.7%	-3%
Investment securities	1,914.6	1.4%	1,700.0	1.4%	11%
Derivative financial instruments	597.4	0.4%	505.9	0.4%	15%
Trade receivables	4,791.6	3.5%	4,303.1	3.4%	10%
Inventories	11,000.3	7.9%	7,605.9	6.1%	31%
Income tax and social contributions recoverable	631.5	0.5%	1,759.2	1.4%	-179%
Recoverable taxes	1,981.1	1.4%	1,527.9	1.2%	23%
Other assets	1,082.8	0.8%	850.0	0.7%	21%
Current assets	38,627.1	27.9%	35,342.3	28.2%	9%

Investment securities	192.9	0.1%	213.9	0.2%	-11%
Derivative financial instruments	1.5	0.0%	3.4	0.0%	-127%
Income tax and social contributions recoverable	6,326.9	4.6%	4,495.0	3.6%	29%
Recoverable taxes	6,005.4	4.3%	5,695.8	4.5%	5%
Deferred tax assets	4,727.8	3.4%	4,560.8	3.6%	4%
Other assets	2,063.3	1.5%	2,141.6	1.7%	-4%
Employee benefits	27.8	0.0%	33.6	0.0%	-21%
Investments	305.1	0.2%	337.4	0.3%	-11%
Property, plant and equipment	29,224.2	21.1%	24,768.4	19.8%	15%
Intangible	8,689.0	6.3%	7,580.6	6.1%	13%
Goodwill	42,411.2	30.6%	40,023.5	32.0%	6%

10

Non-current assets	99,975.3	72.1%	89,854.0	71.8%	10%

Total assets	138,602.5	100%	125,196.3	100%	10%

Equity and Liabilities

Trade payables	25,077.9	18.1%	19,339.2	38.6%	23%
Derivative financial instruments	492.5	0.4%	329.8	0.7%	33%
Interest-bearing loans and borrowings	847.1	0.6%	2,738.8	5.5%	-223%
Overdraft account	30.5	0.0%	-	0.0%	100%
Wages and salaries	2,439.4	1.8%	925.5	1.8%	62%
Dividends and interest on shareholders’ equity payable	1,425.0	1.0%	2,454.7	4.9%	-72%
Income tax and social contribution payable	1,491.0	1.1%	1,167.3	2.3%	22%
Taxes and contributions payable	4,585.9	3.3%	4,549.5	9.1%	1%
Other liabilities	2,304.5	1.7%	1,848.1	3.7%	20%
Provisions	172.3	0.1%	124.9	0.2%	28%
Current liabilities	38,866.4	28%	33,477.8	66.9%	14%

Trade payables	617.0	0.4%	655.8	1.3%	-6%
Derivative financial instruments	-	0.0%	-	0.0%	-%
Interest-bearing loans and borrowings	2,253.4	1.6%	2,053.5	4.1%	9%
Deferred tax assets	3,214	2.3%	3,043.4	6.1%	5%
Income tax and social contribution payable	1,686.9	1.2%	1,912.6	3.8%	-13%
Taxes and contributions payable	704.1	0.5%	684.3	1.4%	3%
Put option granted on subsidiary and other liabilities	3,445.2	2.5%	4,226.6	8.4%	-23%
Provisions	603.8	0.4%	447.1	0.9%	26%
Employee benefits	3,194	2.3%	3,544.0	7.1%	-11%
Non-current liabilities	15,718.4	11.3%	16,567.3	33.1%	-5%

Total liabilities	54,584.9	39.4%	50,045.1	100%	8%

Equity
Issued capital	58,042.4	41.9%	57,899.1	46.2%	-%
Reserves	86,378.8	62.3%	80,905.6	64.6%	6%
Carrying value adjustments	(61,778.2)	-44.6%	(64,989.0)	-51.9%	-5%
Equity attributable to equity holders of Ambev	82,643.0	59.6%	73,815.7	59.0%	11%
Non-controlling interests	1,374.6	1.0%	1,335.5	1.1%	3%
Total equity	84,017.6	60.6%	75,151.2	60.0%	11%

Total equity and liabilities	138,602.5	100%	125,196.3	100.0%	10%

11

Assets

Cash and cash equivalents

As of December 31, 2021, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 18,542.3 million, compared to R$ 18,790.3 million as of December 31, 2020. The decrease of R$ 248.0 million, or -1.3%, is a result particularly from a higher payment of dividends and interest on equity.

Trade receivables

As of December 31, 2021, the balance of trade receivables amounted to R$ 4,791.6 million, compared to R$ 4,303.1 million as of December 31, 2020, an increase of R$ 488.5 million, or +11.4%.

Inventories

As of December 31, 2021, the balance of inventories amounted to R$ 11,000.3 million, compared to R$ 7,605.9 million as of December 31, 2020. The increase of R$ 3,394.4 million, or 44.6%, is demonstrated in the chart below:

(in million Reais)	2021	2020
Finished products	3,626.6	2,575.5
Work in progress	672.5	518.3
Raw materials and consumables	5,306.2	3,513.0
Spare parts and other	906.8	758.8
Prepayments	645.9	381.4
Impairment losses	(157.8)	(141.1)
	11,000.3	7,605.9

Tax receivable

As of December 31, 2021, the balance of taxes and contributions receivable, current and non-current, amounted to R$ 14,944.9 million, compared to R$ 13,477.9 million as of December 31, 2020. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2021	2020
Property, plant and equipment	26,664.1	22,852.9
Right of use assets	2,560.2	1,915.5
	29,224.3	24,768.4

12

As of December 31, 2021, the balance of property, plant and equipment amounted to R$ 29,224.3 million, compared to R$ 24,768.4 million as of December 31, 2020. The movement that resulted in a net increase of R$ 4,455.9 million, or 18.0%, is demonstrated in the chart below:

	2021					2020
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6	49,115.0
Effect of movements in foreign exchange in balance sheet	54.1	129.0	4.3	6.0	193.4	3,102.0
Effect of application of IAS 29 (hyperinflation)	544.2	1,170.1	216.4	148.7	2,079.4	1,893.0
Acquisition through share exchange	-	-	-	-	-	-
Acquisitions through business combination	0.9	8.6	0.5	1.1	11.1	15.5
Acquisitions	11.3	960.1	45.2	6,294.5	7,311.1	4,421.9
Disposals and write-offs	(117.7)	(1,238.4)	(360.4)	(3.4)	(1,719.9)	(1,692.7)
Transfers from (to) other asset categories	662.0	2,402.9	401.5	(3,872.9)	(406.5)	(382.1)
Others	-	-	-	-	-	-
Final balance	13,539.9	37,469.7	7,526.9	5,404.7	63,941.2	56,472.6

Depreciation
Initial balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(28,567.3)
Effect of movements in foreign exchange in balance sheet	(39.7)	(52.4)	10.6	-	(81.5)	(1,658.5)
Effect of application of IAS 29 (hyperinflation)	(94.1)	(557.6)	(146.6)	-	(798.3)	(1,021.8)
Acquisitions through business combination	(0.3)	(1.1)	(0.2)	-	(1.6)	-
Depreciation	(398.1)	(3,098.5)	(634.4)	-	(4,131.0)	(3,896.4)
Disposals and write-offs	46.6	1,222.6	320.6	-	1,589.8	1,662.7
Transfers (from) to other asset categories	36.6	1.3	5.4	-	43.3	48.2
Others	(7.1)	(269.0)	(2.1)	-	(278.2)	(186.6)
Final balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(3,896.4)
Carrying amount:
On December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9
On December 31, 2021	9,090.2	10,884.0	1,285.1	5,404.7	26,664.0

13

Right of use assets:

	2021				2020

	Properties	Plant and Equipment	Others	Total	Total
Acquisition Cost	1,791.6	1,905.9	175.5	3,873.0
Initial balance (i)	51.8	4.0	6.3	62.1	3,361.1
Effect of movements in foreign exchange in balance sheet	803.9	1,409.6	71.2	2,284.7	149.3
Additions	(312.4)	(1,327.8)	(122.7)	(1,762.9)	366.6
Write-offs	(27.7)	(76.5)	90.2	(14.0)
Transfers from (to) other asset categories	2,307.2	1,915.2	220.5	4,442.9	(4.0)
Final balance	1,791.6	1,905.9	175.5	3,873.0	3,873.0

Depreciation
Initial balance	(812.9)	(1,017.9)	(126.7)	(1,957.5)	(1,332.5)
Effect of movements in foreign exchange in balance sheet	(19.3)	(1.5)	(3.6)	(24.4)	(49.3)
Depreciation	(476.3)	(489.4)	(58.7)	(1,024.4)	(580.6)
Write-offs	205.8	794.9	109.6	1,110.3
Transfers (from) to other asset categories	1.5	43.1	(31.2)	13.4	4.9
Final balance	(1,101.2)	(670.8)	(110.6)	(1,882.6)	(1,957.5)
Carrying amount:
On December 31, 2020	978.7	888.0	48.8	1,915.5
On December 31, 2021	1,206.0	1,244.4	109.9	2,560.3

(i) Balances adjusted for comparative purposes.

Intangible Assets

As of December 31, 2021, the balance of the intangible assets amounted to R$ 8,689.0 million, compared to R$ 7,580.6 million, as of December 31, 2020. The net increase of R$ 1,108.5 million, or 14.6%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2021, the balance of goodwill amounted to R$ 42,411.3 million, compared to R$ 40,023.5 million as of December 31, 2020. The movement that resulted in a net increase of R$ 2,387.8 million is demonstrated in the chart below:

	2021	2020
Initial Balance	40,023.5	35,009.9
Effect of movements in foreign exchange in balance sheet	1,255.3	4,006.9
Effect of application of IAS 29/ (hyperinflation)	1,092.4	605.4
Acquisition, (write-off) and disposal through business combinations	40.1	401.3
Final balance	42,411.3	40,023.5

14

Liabilities

Trade payables

As of December 31, 2021, the balance of the current trade payables amounted to R$ 25,077.9 million, compared to R$ 19,339.2 million as of December 31, 2020, an increase of R$ 5,738.7 million, or 29.7%. The balance of non-current trade payables amounted to R$ 617.1 million as of December 31, 2021, compared to R$ 655.9 million in the same period in 2020, a decrease of R$ 38.8 million, or 5.9%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R$ 3,100.5 million as of December 31, 2021, compared to R$ 4,792.3 million as of December 31, 2020, a decrease of R$ 1,691.7 million, or 35.3%, in the gross indebtedness in the year ended on December 31, 2021.

Income tax and social contribution

As of December 31, 2021, the balance of current and non-current income tax and social contribution amounted to R$ 3,177.9 million, compared to R$ 3,079.9 million as of December 31, 2020, an increase of R$ 98.0 million, explained mainly by the increase on results of the group's companies, partially offset by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

Equity

As of December 31, 2021, the balance of equity amounted to R$ 84,017.6 million, compared to R$ 75,151.2 million as of December 31, 2020. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 13,122.6 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of dividends and IOC of R$ 9,499.6 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2021, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 1,513.8 million in assets, compared to R$ 1,517.4 million in assets as of December 31, 2020. The variation of R$ 3.7 million is described in the charts below, which demonstrate the composition of the deferred tax by type of temporary difference.

15

(in million Reais)	2021
	Assets	Liabilities	Net
Investment securities	12.5	(2.5)	10.0
Intangible	-	(1,634.5)	(1,634.5)
Employee Benefits	1,278.2	(2.0)	1,276.2
Trade payables	4,113.3	(1.1)	4,112.2
Trade receivables	50.6	-	50.6
Derivatives	232.2	(72.4)	159.8
Interest-Bearing Loans and Borrowings	-	(1.6)	(1.6)
Inventories	328.2	(49.1)	279.1
Property, plant and equipment	645.4	(2,027.0)	(1,381.6)
Withholding tax over undistributed profits and royalties	-	(2,079.5)	(2,079.5)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,298.8	-	1,298.8
Provisions	696.9	(0.2)	696.7
Impact of the adoption of IFRS 16/ (Leases)	78.6	(0.3)	78.3
ICMS from the assessment bases of PIS/COFINS	-	(1,019.6)	(1,019.6)
Other items	110.3	(19.9)	90.4
Gross deferred tax assets/(liabilities)	8,845.0	(7,331.3)	1,513.7
Netting by taxable entity	(4,117.3)	4,117.3	-
Net deferred tax assets/(liabilities)	4,727.7	(3,214.0)	1,513.7

(in million Reais)	2020
	Assets	Liabilities	Net
Investment securities	10.1	-	10.1
Intangible	-	(1,253.0)	(1,253.0)
Employee Benefits	971.2	(3.0)	968.2
Trade payables	3,917.1	(230.3)	3,686.8
Trade receivables	53.0	(0.0)	53.0
Derivatives	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)
Inventories	288.7	(67.6)	221.1
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)
Withholding tax over undistributed profits and royalties	-	(1,538.8)	(1,538.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,739.7	-	1,739.7
Provisions	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16/ (Leases)	124.2	(1.6)	122.6
ICMS from the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)

16

Other items	79.2	(61.4)	17.8
Gross deferred tax assets/(liabilities)	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(3,725.5)	3,725.5	-
Net deferred tax assets/(liabilities)	4,560.8	(3,043.4)	1,517.4

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Trade payables	2,330.3	(246.6)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

Comparative analysis of Balance Sheets - As of December 31, 2020 and December 31, 2019

(in million of Reais, except percentages)
	December 31
	2020	Vertical Analysis	2019	Vertical Analysis	Variation 2020/2019

Assets
Cash and cash equivalents	17,090.3	13.7%	11,900.7	11.7%	5,189.6
Investment securities	1,700.0	1.4%	14.6	0.0%	1,685.4
Derivative financial instruments	505.9	0.4%	172.1	0.2%	333.8
Trade receivables	4,303.1	3.4%	4,495.5	4.4%	(192.4)
Inventories	7,605.9	6.1%	5,978.6	5.9%	1,627.3
Income tax and social contributions recoverable	1,759.2	1.4%	1,831.4	1.8%	(72.2)
Recoverable taxes	1,527.9	1.2%	2,242.7	2.2%	(714.8)
Other assets	850.0	0.7%	985.5	1.0%	(135.5)
Current assets	35,342.3	28.2%	27,621.1	27.1%	7,721.2

17

Investment securities	213.9	0.2%	163.6	0.2%	50.3
Derivative financial instruments	3.4	0.0%	1.2	0.0%	2.2
Income tax and social contributions recoverable	4,495.0	3.6%	4,331.9	4.3%	163.1
Recoverable taxes	5,695.8	4.5%	671.1	0.7%	5,024.7
Deferred tax assets	4,560.8	3.6%	2,950.1	2.9%	1,610.7
Other assets	2,141.6	1.7%	1,751.7	1.7%	389.9
Employee benefits	33.6	0.0%	56.2	0.1%	(22.6)
Investments	337.4	0.3%	303.4	0.3%	34.0
Property, plant and equipment	24,768.4	19.8%	22,576.3	22.2%	2,192.1
Intangible	7,580.6	6.1%	6,306.4	6.2%	1,274.2
Goodwill	40,023.5	32.0%	35,009.9	34.4%	5,013.6
Non-current assets	89,854.0	71.8%	74,121.8	72.9%	15,732.2

Total assets	125,196.3	100.0%	101,742.9	100.0%	23,453.4

Equity and Liabilities

Trade payables	19,339.2	38.6%	15,069.6	38.5%	4,269.6
Derivative financial instruments	329.8	0.7%	355.3	0.9%	(25.5)
Interest-bearing loans and borrowings	2,738.8	5.5%	653.1	1.7%	2,085.7
Overdraft account	-	0.0%	-	0.0%	(0.0)
Wages and salaries	925.5	1.8%	833.0	2.1%	92.5
Dividends and interest on shareholders’ equity payable	2,454.7	4.9%	956.6	2.4%	1,498.1
Income tax and social contribution payable	1,167.3	2.3%	1,394.2	3.6%	(226.9)
Taxes and contributions payable	4,549.5	9.1%	4,108.5	10.5%	441.0
Other liabilities	1,848.1	3.7%	1,530.7	3.9%	317.4
Provisions	124.9	0.2%	110.0	0.3%	14.9
Current liabilities	33,477.8	66.9%	25,011.0	63.8%	8,466.8

Trade payables	655.8	1.3%	309.5	0.8%	346.3
Derivative financial instruments	0.0	0.0%	0.1	0.0%	(0.1)
Interest-bearing loans and borrowings	2,053.5	4.1%	2,409.7	6.1%	(356.2)
Deferred tax assets	3,043.4	6.1%	2,371.1	6.1%	672.3
Income tax and social contribution payable	1,912.6	3.8%	2,219.5	5.7%	(306.9)
Taxes and contributions payable	684.3	1.4%	645.2	1.6%	39.1
Put option granted on subsidiary and other liabilities	4,226.6	8.4%	3,145.3	8.0%	1,081.3
Provisions	447.1	0.9%	371.0	0.9%	76.1
Employee benefits	3,544.0	7.1%	2,704.5	6.9%	839.5
Non-current liabilities	16,567.3	33.1%	14,175.9	36.2%	2,391.4

Total liabilities	50,045.1	100,0%	39,186.9	100.0%	10,858.2

Equity
Issued capital	57,899.1	46.2%	57,866.8	56.9%	32.3
Reserves	80,905.6	64.6%	75,685.7	74.4%	5,219.9
Carrying value adjustments	(64,989.0)	-51.9%	(72,274.5)	-71.0%	7,285.5

18

Equity attributable to equity holders of Ambev	73,815.7	59.0%	61,278.0	60.2%	12,537.7
Non-controlling interests	1,335.5	1.1%	1,278.0	1.3%	57.5
Total equity	75,151.2	60.0%	62,556.0	61.5%	12,595.2

Total equity and liabilities	125,196.3	100.0%	101,742.9	100.0%	23,453.4

19

Assets

Cash and cash equivalents

As of December 31, 2020, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 18,790.3 million, compared to R$ 11,915.3 million as of December 31, 2019. The increase of R$ 6,875.0 million, or 57.7%, is a result particularly from (i) the operational performance; and (ii) the increase in the accounts payable partially compensated by an increase in the interests paid in 2020 and an increase in debts taken at the beginning of the pandemic and partially paid by December.

Trade receivables

As of December 31, 2020, the balance of trade receivables amounted to R$ 4,303.1 million, compared to R$ 4,495.5 million as of December 31, 2019, a reduction of R$ 192.4 million, or -4.3%.

Inventories

As of December 31, 2020, the balance of inventories amounted to R$ 7,605.9 million, compared to R$ 5,978.6 million as of December 31, 2019. The increase of R$ 1,627.3 million, or 27.2%, is demonstrated in the chart below:

(in million Reais)	2020	2019
Finished products	2,575.5	2,080.7
Work in progress	518.3	450.8
Raw materials and consumables	3,513.0	2,637.4
Spare parts and other	758.8	602.6
Prepayments	381.4	328.3
Impairment losses	(141.1)	(121.2)
	7,605.9	5,978.6

Tax receivable

As of December 31, 2020, the balance of taxes and contributions receivable, current and non-current, amounted to R$ 13,477.9 million, compared to R$ 9,077.1 million as of December 31, 2019. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2020	2019
Property, plant and equipment	22,852.9	20,547.7
Right of use assets	1,915.5	2,028.6
	24,768.4	22,576.3

20

As of December 31, 2020, the balance of property, plant and equipment amounted to R$ 24,768.4 million, compared to R$ 22,576.3 million as of December 31, 2019. The movement that resulted in a net increase of R$ 2,192.1 million or 9.7% is demonstrated in the chart below:

	2020					2019
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0	45,564.1
Effect of movements in foreign exchange in balance sheet	724.8	1,811.9	392.1	173.2	3,102.0	(1,540.7)
Effect of application of IAS 29 (hyperinflation)	310.5	1,160.4	291.8	130.3	1,893.0	1,871.9
Acquisition through share exchange	-	-	-	-	-	-
Acquisitions through business combination	4.0	9.8	1.7	-	15.5	8.0
Acquisitions	17.2	514.8	74.3	3,815.6	4,421.9	4,475.9
Disposals and write-offs	(23.7)	(1,422.2)	(247.0)	0.2	(1,692.7)	(906.0)
Transfers from (to) other asset categories	465.4	2,286.6	338.8	(3,472.9)	(382.1)	(358.2)
Others	-	-	-	-	-	-
Final balance	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6	49,115.0

Depreciation
Initial balance	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)	(25,463.7)
Effect of movements in foreign exchange in balance sheet	(174.3)	(1,205.7)	(278.5)	-	(1,658.5)	810.9
Effect of application of IAS 29 (hyperinflation)	(51.4)	(670.4)	(300.0)	-	(1,021.8)	(1,025.2)
Write-off through equity interest	-	-	-	-	-	-
Depreciation	(401.8)	(2,795.4)	(699.2)	-	(3,896.4)	(3,530.1)
Loss due to reduction of the recovery amount	-	-	-	-	-	-
Disposals and write-offs	7.8	1,409.0	245.9	-	1,662.7	784.2
Transfers (from) to other asset categories	29.8	(3.6)	22.0	-	48.2	-
Others	(3.1)	(183.2)	(0.3)	-	(186.6)	(143.4)
Final balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(28,567.3)
Carrying amount:
On December 31, 2019	7,486.3	9,294.4	1,582.7	2,184.3	20,547.7
On December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9

21

Right of use assets:

	2020				2019

	Properties	Plant and Equipment	Others	Total	Total
Acquisition Cost
Initial balance (i)	1,339.8	1,865.1	156.2	3,361.1	2,394.1
Effect of movements in foreign exchange in balance sheet	131.8	8.2	9.3	149.3	19.5
Additions	321.8	32.6	12.2	366.6	898.8
Transfers from (to) other asset categories	(1.8)	-	(2.2)	(4.0)	48.7
Final balance	1,791.6	1,905.9	175.5	3,873.0	3,361.1

Depreciation
Initial balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Effect of movements in foreign exchange in balance sheet	(40.9)	(4.5)	(3.9)	(49.3)	(5.7)
Depreciation	(280.7)	(256.5)	(43.4)	(580.6)	(467.2)
Transfers (from) to other asset categories	3.2	-	1.7	4.9	(3.1)
Final balance	(812.9)	(1,017.9)	(126.7)	(1,957.5)	(1,332.5)
Carrying amount:
On December 31, 2019	845.3	1,108.2	75.1	2,028.6
On December 31, 2020	978.6	888.0	48.8	1,915.5

(i) Balances adjusted for comparative purposes.

Intangible Assets

As of December 31, 2020, the balance of the intangible assets amounted to R$ 7,580.6 million, compared to R$ 6,306.4 million, as of December 31, 2019. The net increase of R$ 1,274.2 million, or 20.2%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2020, the balance of goodwill amounted to R$ 40,023.5 million, compared to R$ 35,009.9 million as of December 31, 2019. The movement that resulted in a net increase of R$ 5,013.6 million is demonstrated in the chart below:

	2020	2019
Initial Balance	35,009.9	34,276.2
Effect of movements in foreign exchange in balance sheet	4,006.9	16.1
Effect of application of IAS 29/ (hyperinflation)	605.4	691.2
Acquisition, (write-off) and disposal through business combinations	401.3	26.4
Final balance	40,023.5	35,009.9

22

Liabilities

Trade payables

As of December 31, 2020, the balance of the current trade payables amounted to R$ 19,339.2million, compared to R$ 15,069.6 million as of December 31, 2019, an increase of R$ 4,269.6 million or 28.3%. The balance of non-current trade payables amounted to R$ 655.8 million as of December 31, 2020, compared to R$ 309.5 million in the same period in 2019, an increase of R$ 346.3 million, or 111.9%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R4,792.3 million as of December 31, 2020, compared to R$ 3,062.8 million as of December 31, 2019, an increase of R$ 1,729.5 million, or 56.5% in the gross indebtedness in the year ended on December 31, 2020.

Income tax and social contribution

As of December 31, 2020, the balance of current and non-current income tax and social contribution amounted to R$ 3,079.9 million, compared to R$ 3,613.7 million as of December 31, 2019, a reduction of R$ 533.8 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

Equity

As of December 31, 2020, the balance of equity amounted to R$ 75,151.2 million, compared to R$ 62,556.0million as of December 31, 2019. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 11,731.9 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of IOC of R$ 6,509.5 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2020, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 1,517.4 million in assets, compared to R$ 579.0 million in assets as of December 31, 2019. The variation of R$ 938.4 million is described in the charts below, which demonstrate the composition of the deferred tax by type of temporary difference.

23

(in million Reais)	2020
	Assets	Liabilities	Net
Investment securities	10.1	-	10.1
Intangible	-	(1,253.0)	(1,253.0)
Employee Benefits	971.2	(3.0)	968.2
Trade payables	3,917.1	(230.3)	3,686.8
Trade receivables	53.0	(0.0)	53.0
Derivatives	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)
Inventories	288.7	(67.6)	221.1
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)
Withholding tax over undistributed profits and royalties	-	(1,538.8)	(1,538.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,739.7	-	1,739.7
Provisions	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16/ (Leases)	124.2	(1.6)	122.6
ICMS from the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)
Other items	79.2	(61.4)	17.8
Gross deferred tax assets/(liabilities)	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(3,725.5)	3,725.5	-
Net deferred tax assets/(liabilities)	4,560.8	(3,043.4)	1,517.4

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Trade payables	2,330.3	(246.6)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7

24

Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

25

Comparative analysis of Operational Results as of December 31, 2021 and December 31, 2020

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2021	Vertical Analysis	2020	Vertical Analysis	Variation 2021/2020
Net revenue	72,854.3	555.2%	58,379.0	497.6%	25%
Cost of sales	(35,659.7)	-271.7%	(27,066.1)	-230.7%	32%
Gross profit	37,194.6	283.4%	31,312.9	266.9%	19%

Distribution expenses	(9,932.7)	-75.7%	(8,245.0)	-70.3%	20%
Sales and Marketing expenses	(7,035.5)	-53.6%	(6,374.6)	-54.3%	10%
Administrative expenses	(4,877.4)	-37.2%	(2,948.5)	-25.1%	65%
Other operational income (expenses)	2,124.1	16.2%	2,679.4	22.8%	-21%
Costs arising from business combination	-	0.0%	(18.2)	-0.2%	-100%
Restructuring	(165.4)	-1.3%	(146.5)	-1.2%	13%
Effect of application of IAS 29 (hyperinflation)	(11.1)	-0.1%	(9.3)	-0.1%	19%
State Amnesty	-	0.0%	-	0.0%	0%
COVID-19 Impacts	(134.3)	-1.0%	(263.2)	-2.2%	-49%
Stella recall	-	0.0%	(14.8)	-0.1%	-100%
Distribution agreement	(82.0)	-0.6%	-	0.0%	0%
Income from operations	17,080.2	130.2%	15,972.2	136.1%	7%

Finance expenses	(5,427.8)	-41.4%	(5,430.5)	-46.3%	0%
Finance income	2,222.4	16.9%	2,996.0	25.5%	-26%
Net finance result	(3,205.4)	-24.4%	(2,434.4)	-20.8%	32%

Share of result of joint ventures	(115.7)	-0.9%	(43.3)	-0.4%	167%
Income before income tax	13,759.2	104.9%	13,494.4	115.0%	2%

Income tax expense	(636.6)	-4.9%	(1,762.5)	-15.0%	-64%
Net income	13,122.6	100.0%	11,731.9	100.0%	12%
Attributed to:
Equity holders of Ambev	12,671.0	96.6%	11,379.4	97.0%	11%
Non-controlling interests	451.6	3.4%	352.5	3.0%	28%

* Discrepancy in the sums of the amounts is due to rounding.

26

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2021 and 2020:

	2021					2020
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0
Cost of sales	(18,309.1)	(4,727.9)	(8,235.7)	(4,387.0)	(35,659.7)	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)
Gross profits	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9
Administrative, sales and marketing expenses	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)
Other operational income (expenses)	2,096.0	12.4	38.8	(23.1)	2,124.1	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4
Non-recurring items	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)
Income from operations	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of products sold increased 31.8% in the year ended on December 31, 2021, reaching R$ 35,659.7 million, compared to R$ 27,066.1 million in the same period in 2020. As a percentage of the Company’s net revenue, the total cost of sales increased to 48.9% in 2021, in relation to 46.4% in 2020.

Cost of products sold per hectoliter

	Year ended on December 31
	2021	2020	% Variation
	(in Reais, except for percentages)
Brazil	153.2	126.8	20.8%
Brazil Beer(1)	169.3	140.8	20.3%
NAB(2)	102.0	82.0	24.4%
CAC(3)	352.8	288.8	22.2%
Latin America South	219.6	179.6	22.2%
Canada	442.0	370.9	19.2%
Company Consolidated	197.7	163.2	21.1%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 29.7% in the year ended on December 31, 2021, reaching R$ 18,309.1 million in relation to R$ 14,112.9 million in the same period in 2020. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 20.8% in the year ended on December 31, 2021, reaching R$ 153.2/hl in relation to R$ 126.8/hl in the same period

27

in 2020.

Beer Operation in Brazil

The cost of products sold in the beer operation in Brazil increased 28.8%, reaching R$ 15,382.1 million in the year ended on December 31, 2021. The cost of products sold, per hectoliter, increased 20.2%. The main factors that contributed to such increase were the increase in raw material costs along with the depreciation of Real against the US dollar.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 34.8%, reaching R$ 2,927.1 million, mainly due to input costs. The cost of products sold per hectoliter increased 24.5% in 2021, amounting to R$ 102.0/hl, mainly as a result of the same factors of the beer operation in Brazil.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 42.9% in 2021, reaching R$ 4,727.9 million. The cost of products sold per hectoliter increased 22.1% in reported terms, but increased 17.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by the cost of our raw materials.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 8,235.7 million in 2021, representing an increase of 38.7% compared to 2020. The cost of products sold, per hectoliter, increased 22.3% in reported terms, but increased 27.3% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factors that explain such an increase in local currency are the high inflation in Argentina and the depreciation of Argentinean Peso against US Dollar, and the increase on the cost of our raw materials.

Operations in Canada

The cost of products sold in our operations in Canada increased 18.3% in the year ended on December 31, 2021, amounting to R$ 4,386,9 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 19.2% in reported terms, but increased 5.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the cost of our raw materials.

28

Gross profit

The gross profit increased 18.8% in the year ended on December 31, 2021, amounting R$ 37,194.6 million, compared to R$ 31,312.9 million in the same period of 2020. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2021			2020
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	17,277.4	46.5%	49%	16,083.6	51.4%	53%
Brazil Beer(1)	15,155.1	40.7%	50%	14,011.3	44.7%	54%
NAB(2)	2,122.3	5.7%	42%	2,072.3	6.6%	49%
CAC(3)	5,219.5	14.0%	52%	4,011.8	12.8%	55%
Latin America South	8,336.0	22.4%	50%	5,623.4	18.0%	49%
Canada	6,361.7	17.1%	59%	5,594.1	17.9%	60%
Company Consolidated	37,194.6	100.0%	51%	31,312.9	100.0%	54%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 21,845.6 million in the year ended on December 31, 2021, representing an increase of 24.3% compared to the same period in 2020. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 11,569.6 million in the year ended on December 31, 2021, an increase of 24.2% compared to the same period in 2020.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 9,975.4 million in the year ended on December 31, 2021, an increase of 25.7% compared to the same period in 2020, mainly explained by an increase in administrative expenses of variable compensation, distribution, associated with the last-mile cost of platform Zé Delivery, innovations and by the expenses with sales and marketing to support volume growth in the country.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,594.2 million in the year ended on December 31, 2021, an increase of 15.3% compared to the same period in 2020 mainly due to higher distribution and variable compensation costs related to positive volume performance in all regions of the country.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in

29

CAC amounted to R$ 1,993.6 million in the year ended on December 31, 2021, an increase of 24.7% compared to the same period in 2020. In organic terms, disregarding the effects of the foreign-exchange variations and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 20.0%, mainly explained by an increase in variable compensation administrative expenses, and logistics and marketing expenses due to volume growth.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 4.384,9 million in the year ended on December 31, 2021, an increase of 35.6%, if compared to the same period in 2020, driven by the logistic and administrative expenses, impacted by the high inflation in Argentina. In organic terms, disregarding the effects of the foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 44.7%, mainly impacted by an increase in variable compensation administrative expenses and inflationary pressures in Argentina.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 3,897.4 million in the year ended on December 31, 2021, an increase of 13.9%, if compared to the same period in 2020, as a result of the impact of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 0.5%, what we still consider an efficient review of discretionary expenses in the country.

Other Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2021 posted gains of R$ 2,124.1 million, compared to gains of R$ 2,679.4 million reported in 2020. The decrease of 20.7% is explained mainly by the reduction in the effect of the recognition of tax credits in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

Non-recurring items

The non-recurring items amounted to an expense of R$ 392.8 million in 2021, compared to an expense of R$ 452.0 million reported in 2020. The expenses recorded in 2021 are mainly explained by the (i) non-recurring expenses incurred due to the COVID-19 pandemic, including actions taken to ensure the health and safety of Company’s employees, as well as the purchase of hand sanitizers and masks, additional cleaning of the facilities and donations to the community in general; and (ii) restructuring expenses mainly linked to centralization and sizing projects in Brazil and Latin America South.

Operating Income

The operating income increased 6.9% in the period ended on December 31, 2021, reaching R$ 17, 080.2 million in relation to the amount of R$ 15,972.2 million in the same period in 2020, mainly as a result of the increase of revenue, partially offset by higher costs.

Net Financial Result

The financial result in the period ended on December 31, 2021 was an expense of R$ 3,205.4 million, compared to an expense of R$ 2,434.4 million in 2020. The increase of 31.7% was driven by (i) a lower recognition of interest related to extemporaneous tax credits; and (ii) higher losses on derivative instruments, mainly explained by the increase in the carry cost of currency hedges linked to our exposure of the cost of goods sold in Argentina and Brazil. Such effects above were partially offset by (i) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a

30

dedicated account in the finance results; (ii) lower impact of interest on financial expenses due to the reduction of Ambev’s total debt; and (iii) lower losses related to the balance sheet exposure. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

The total debt of the Company, including current and non-current debt, in the period ended on December 31, 2021 decreased R$ 1,691.7 compared to 2020, while its amount of cash and cash equivalents, net of bank overdrafts, and current financial investments, decreased R$ 278.6 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2021 amounted to R$ 636.6 million, compared to R$ 1,762.5 million registered in 2020. The effective social contribution and income tax rate in 2021 was 4.6% compared to the effective tax rate of 13.1% in 2020. The main events that took place in the period and that impacted the effective tax rate were:

- Judgment of Extraordinary Appeal No. 1,063,187/SC (Topic 962) by the plenary of STF - unconstitutionality of IRPJ and CSLL incidence on interest and monetary correction in undue tax payments: reversal of deferred IRPJ and CSLL calculated on Selic interest of tax credits recognized as a result of the judgment of RE 574.706/PR by STF, as well as the recognition of IRPJ and CSLL amounts to recover from taxed values in the past;

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Income tax withheld at source: increase in the balance of income tax withheld at source in 2021, mainly due to the exchange rate variation of balances held in liabilities related to dividends distributed and to be distributed to subsidiaries located abroad, whenever applicable in accordance with local tax legislation.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed in 2021 was of R$ 7,400.1 million, and the tax impact was of R$ 2,516,0 million.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2021 was R$ 13,122.6 million, representing an increase of 11.9%, if compared to R$ 11,731.9 million in 2020, while adjusted by the non-recurring items, the net profit decreased 11.3% in 2021 to R$ 13,472.3 million.

Comparative analysis of Operational Results as of December 31, 2020 and December 31, 2019

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2020	Vertical Analysis	2019(i)	Vertical Analysis	Variation 2020/2019
Net revenue	58,379.0	100.0%	52,005.1	100.0%	6,373.9
Cost of sales	(27,066.1)	-46.4%	(21,678.2)	-41.7%	(5,387.9)
Gross profit	31,312.9	53.6%	30,326.9	58.3%	986.0

Distribution expenses	(8,245.0)	-14.1%	(6,951.4)	-13.4%	(1,293.6)
Sales and Marketing expenses	(6,374.6)	-10.9%	(5,696.1)	-11.0%	(678.5)
Administrative expenses	(2,948.5)	-5.1%	(2,680.0)	-5.2%	(268.5)

31

Other operational income (expenses)	2,679.4	4.6%	1,472.7	2.8%	1,206.7
Costs arising from business combination	(18.2)	0.0%	-	0.0%	(18.2)
Restructuring	(146.5)	-0.3%	(101.8)	-0.2%	(44.7)
Effect of application of IAS 29 (hyperinflation)	(9.3)	0.0%	(5.3)	0.0%	(4.0)
State Amnesty	-	0.0%	(290.1)	-0.6%	290.1
COVID-19 Impacts	(263.2)	-0.5%	-	0.0%	(263.2)
Stella recall	(14.8)	0.0%	-	0.0%	(14.8)
Income from operations	15,972.2	27.4%	16,074.9	30.9%	(102.7)

Finance expenses	(5,430.5)	-9.3%	(4,748.4)	-9.1%	(682.1)
Finance income	2,996.0	5.1%	1,638.9	3.2%	1,357.1
Net finance result	(2,434.5)	-4.2%	(3,109.5)	-6.0%	675.0

Share of result of joint ventures	(43.3)	-0.1%	(22.3)	0.0%	(21.0)
Income before income tax	13,494.4	23.1%	12,943.1	24.9%	551.3

Income tax expense	(1,762.5)	-3.0%	(754.7)	-1.5%	(1,007.8)
Net income	11,731.9	20.1%	12,188.4	23.4%	(456.5)
Attributed to:
Equity holders of Ambev	11,379.4		11,780.0		(400.6)
Non-controlling interests	352.5		408.4		(55.9)

* Discrepancy in the sums of the amounts is due to rounding.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

32

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2020 and 2019:

	2020					2019(i)
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1
Cost of sales	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)
Gross profits	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9
Administrative, sales and marketing expenses	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)
Other operational income (expenses)	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4	1,421.0	85.8	(18.0)	(16.1)	1,472.7
Non-recurring items	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)	(328.2)	(17.1)	(51.9)	-	(397.2)
Income from operations	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of products sold increased 24.9% in the year ended on December 31, 2020, reaching R$ 27,066.1 million, compared to R$ 21,678.2 million in the same period in 2019. As a percentage of the Company’s net revenue, the total cost of sales increased to 46.4% in 2020, in relation to 41.7% in 2019.

Cost of products sold per hectoliter

	Year ended on December 31
	2020	2019	% Variation
	(in Reais, except for percentages)
Brazil	126.8	113.3	12.0%
Brazil Beer(1)	140.8	125.1	12.6%
NAB(2)	82.0	77.5	5.7%
CAC(3)	288.8	211.7	36.4%
Latin America South	179.6	121.2	48.2%
Canada	370.9	276.4	34.2%
Company Consolidated	163.2	132.8	22.9%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 16.7% in the year ended on December 31, 2020, reaching R$ 14,112.9 million in relation to R$ 12,096.3 million in the same period in 2019. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 12.0% in the year ended on December 31, 2020, reaching R$ 126.8/hl in relation to R$ 113.3/hl in the same period in 2019.

33

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 19.0%, reaching R$ 11,941.7 million in the year ended on December 31, 2020. The cost of products sold, per hectoliter, increased 12.6%. The main factors that contributed to such increase were the depreciation of Real against the US dollar, impacting the cost of our raw materials indexed to US dollar, the increased weight of aluminum cans in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, and volume growth.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 5.5%, reaching R$ 2,171.2 million, mainly due to input costs. The cost of products sold per hectoliter increased 5.7% in 2020, amounting to R$ 82.0/hl, mainly as a result of the same factors.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 12.7% in 2020, reaching R$ 3,307.5 million. The cost of products sold per hectoliter increased 36.4% in reported terms, but increased 12.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic and the operational deleverage generated by the decrease in volumes in the region.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 5,937.4 million in 2020, representing an increase of 48.5% compared to 2019. The cost of products sold, per hectoliter, increased 48.2 % in reported terms, but increased 40.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factors that explain such an increase in local currency are the high inflation in Argentina, the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar, and the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Operations in Canada

The cost of products sold in our operations in Canada increased 39.9% in the year ended on December 31, 2020, amounting to R$ 3,708.3 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 34.2% in reported terms, but increased 3.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

34

Gross profit

The gross profit increased 3.3% in the year ended on December 31, 2020, amounting R$ 31,312.9 million, compared to R$ 30,921.6 million in the same period of 2019. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2020			2019(i)
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,083.6	51.4%	53%	16,033.6	52.9%	57%
Brazil Beer(1)	14,011.3	44.7%	54%	13,727.6	45.3%	58%
NAB(2)	2,072.3	6.6%	49%	2,306.0	7.6%	53%
CAC(3)	4,011.8	12.8%	55%	3,823.8	12.6%	57%
Latin America South	5,623.4	18.0%	49%	6,030.7	19.9%	60%
Canada	5,594.1	17.9%	60%	4,438.8	14.6%	63%
Company Consolidated	31,312.9	100.0%	54%	30,326.9	100.0%	58%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 17,568.1 million in the year ended on December 31, 2020, representing an increase of 14.6% compared to the same period in 2019. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 9,315.6 million in the year ended on December 31, 2020, an increase of 8.5% compared to the same period in 2019.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,933.2 million in the year ended on December 31, 2020, an increase of 9.4% compared to the same period in 2019, mainly explained by an increase in distribution expenses associated with the last-mile cost of our direct-to-consumer platform Zé Delivery and the regional mix, and by the expenses with sales and marketing to support volume growth in the country.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,382.4 million in the year ended on December 31, 2020, an increase of 3.7% compared to the same period in 2019 mainly due to higher distribution costs related to positive volume performance in northern regions of the country.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in

35

CAC amounted to R$ 1,598.9 million in the year ended on December 31, 2020, an increase of 7.0% compared to the same period in 2019, mainly as a consequence of the impact of the currency conversion as local currencies appreciated against Real over the period, and of higher depreciation. In organic terms, disregarding the effects of the foreign-exchange variations, our administrative, distribution, and sales and marketing expenses decreased 12.5%, reflecting the efficient review of discretionary expenses in the region.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 3,233.3 million in the year ended on December 31, 2020, an increase of 27.3%, if compared to the same period in 2019, driven by the logistic and administrative expenses, impacted by the high inflation in Argentina and amplified by the impact of the currency conversion as local currencies appreciated against Real over the period. In organic terms, disregarding the effects of the foreign-exchange variation and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 23.4%, mainly impacted by inflationary pressures in Argentina.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 3,420.3 million in the year ended on December 31, 2020, an increase of 26.3%, if compared to the same period in 2019, as a result of the impact of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses decreased 3.9%, reflecting the efficient review of discretionary expenses in the country.

Other Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2020 posted gains of R$ 2,679.4 million, compared to gains of R$ 1,472.7 million reported in 2019. The decrease of 81.9% is explained mainly due to the effect of the recognition of tax credits in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

Non-recurring items

The non-recurring items amounted to an expense of R$ 452.0 million in 2020, compared to an expense of R$ 397.2 million reported in 2019. The expenses recorded in 2020 are mainly explained by the (i) non-recurring expenses incurred due to the COVID-19 pandemic, including actions taken to ensure the health and safety of Company’s employees, as well as the purchase of hand sanitizers and masks, additional cleaning of the facilities and donations to the community; and (ii) restructuring expenses mainly linked to centralization and sizing projects in Brazil and Latin America South.

Operating Income

The operating income decreased 0.6% in the period ended on December 31, 2020, reaching R$ 15,972.2 million in relation to the amount of R$ 16,074.9 million in the same period in 2019, mainly as a result of higher costs, partially offset by the increase of revenue.

Net Financial Result

The financial result in the period ended on December 31, 2020 was an expense of R$ 2,434.5 million, compared to an expense of R$ 3,109.5 million in 2019. The decrease of 21.7% was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (a)

36

higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (b) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

The total debt of the Company, including current and non-current debt, in the period ended on December 31, 2020 increased R$ 1,729.5 million compared to 2019, while its amount of cash and cash equivalents, net of bank overdrafts, and financial investments, increased R$ 6,875.0 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2020 amounted to R$ 1,762.5 million, compared to R$ 754.7 million registered in 2019. The effective social contribution and income tax rate in 2020 was 13.1% compared to the effective tax rate of R$ 5.8% in 2019. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed in 2020 was of R$ 6,509.5 million, and the tax impact was of R$ 2,213.2 million.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2020 was R$ 11,731.9 million, representing a decrease of 3.7%, if compared to R$ 12,188.4 million in 2019, while adjusted by the non-recurring items, the net profit decreased 3.6% in 2020 to R$ 12,104.3 million.

Cash Flow for the Year Ended on December 31, 2021 compared with 2020

	2021	2020	Variation
Cash flow			2021/2020
Cash flow of the operating activities	22,901.3	18,855.8	21.5%
Cash flow of the investment activities	-7,735.0	-6,799.6	13.8%
Cash flow of financial activities	-16,040.0	-8,602.0	86.5%
Total	-875.7	3,454.2	-125.4%

Operating activities

The Company’s cash flow from operating activities increased 21.5%, reaching R$ 22,901.0 million in the year ended on December 31, 2021, in relation to the R$ 18,855.8 million in the same period in 2020, mainly due to the use of tax credits, operating leverage effect on cash and an increase of 24.8% in net revenue, partially offset by (i) an increase of 34.3% in the cost of product sold (excluding depreciation and amortization) and an increase of 28.5% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), and (ii) an increase in income taxes paid.

37

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2021 amounted R$ 7,734.9 million, compared to R$ 6,799.6 million in the same period of 2020, mainly explained by an increase in the acquisition of property, plant and equipment and intangible assets of R$2,984.4 million in 2021 compared to 2020, partially offset by the reduction in financial investments.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2021 amounted to a cash outflow of R$ 16,041.8 million, compared to the cash outflow of R$ 8,602.0 million in the same period in 2020, mainly as a result of an increase in proceeds from borrowings and a reduction in disbursements related to the payment of dividends and interest on own capital.

Cash Flow for the Year Ended on December 31, 2020 compared with 2019

	2020	2019	Variation
Cash flow			2020/2019
Cash flow of the operating activities	18,855.8	18,381.3	2.6%
Cash flow of the investment activities	-6,799.6	-4,838.6	40.5%
Cash flow of financial activities	-8,602.0	-12,283.5	30.0%
Total	3,454.2	1,259.2	174.3%

Operating activities

The Company’s cash flow from operating activities increased 2.6%, reaching R$ 18,855.8 million in the year ended on December 31, 2020, in relation to the R$ 18,381.3 million in the same period in 2019, mainly due to an improvement in the variation of working capital during 2020, with an increase of R$ 1,081.6 million in 2020 and an increase of 12.3% in net revenue, partially offset by (i) an increase of 24.9% in the cost of product sold (excluding depreciation and amortization) and an increase of 14.4% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), and (ii) an increase in income taxes paid.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2020 amounted R$ 6,799.6 million, compared to R$ 4,838.6 million in the same period of 2019, mainly explained by an increase in financial investments of R$ 1,764.3 million in 2020 compared to 2019.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2020 amounted to a cash outflow of R$ 8,602.0 million, compared to the cash outflow of R$ 12,283.5 million in the same period in 2019, mainly as a result of an increase in proceeds from borrowings and a reduction in disbursements related to the payment of dividends and interest on own capital.

38

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

In the fiscal years ended on December 31, 2021, 2020 and 2019, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, “future beverages” and non-alcoholic beverages through the operations described in Item 10.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2021

In 2021, the consistent implementation of our strategy led us to a net revenue growth of 23.7%, but the year was still marked by a very challenging operating environment in our markets, mainly due to the effects of the COVID-19 pandemic and its consequences, both on the economy and on consumption habits, including of our products. At certain times of the year, the pandemic cooled down and we observed population mobility and consumer behavior return to pre-pandemic patterns, which brings us good prospects for the future. On the other hand, we observed some macroeconomic deterioration, especially in Brazil, with inflation to consumers exceeding 10% and inflation to producers exceeding 28%, according to IBGE, which led to cost and margin pressure in the industry. We maintained the business momentum we built in the second half of 2020, delivering most of our ambitions for the year: we achieved the highest sales volume in company’s history, we achieved net revenue 31.2% higher than in the pre-pandemic period and we organically grew EBITDA by 10.9% against 2020, despite cost pressures arising from the depreciation of Real, the increase in the price of metal and agricultural commodities and the bonus provisions.

In Brazil, beer sales volume grew 7.1% in the year, reaching historic levels, including beating the 2014 volume record by more than 8 million hectoliters. This performance was due to the improvement in the health of our brands; our beer innovations, led by Brahma Duplo Malte and our digital platforms that continued to grow at a fast pace. The beyond beer portfolio continued to strengthen with Beats line, which continued its successful partnership with singer Anitta.

More than 85% of our customers now use BEES, our B2B (Business-to-Business) platform to place orders. The digitization of our RTM (Route-to-market) took place at an accelerated pace in 2021 and brought benefits to customers, such as flexibility, scheduled delivery and rewards program, in addition to a broader offering of our portfolio and third-party products.

Zé Delivery delivered 61 million orders in 2021, 155% more than the previous year and reached 4 million Monthly Active Users (MAU). Donus, our fintech, ended the year with 218 thousand digital accounts integrated into BEES, so our customers can manage invoices with Ambev in an integrated way, in addition to being able to use Donus to receive from their customers, as well as pay their suppliers.

Net revenue per hectoliter grew by almost 9.8%, thanks to mix effects, given the good performance of our above-core brands, the return of returnable packaging, mainly in on-trade, and our revenue management initiatives, leading to a net revenue 17.7% higher than 2020 and 28.5% higher than 2019.

In the non-alcoholic beverage segment, our volume grew 8.3% thanks to the good performance of Gatorade and H2OH! brands. In 2021, we launched innovations of new flavors in Sukita brand and also the new packaging of Água Tônica. In terms of sustainability, our Guaraná Antárctica is now produced with almost 100% recycled packaging.

39

In Latin America South, volume grew 13.5% compared to 2020 and, virtually, 13.7% above 2019. In Argentina, the industry had a strong performance, which, combined with our above-core portfolio and innovations, generated market share gains, according to our estimates. In Chile, the partnership with Coca-Cola Andina, Embonor and Iquique bottlers, to distribute our products, gained speed and delivered excellent results, especially with Corona, the most appreciated beer brand in the country. On the other hand, our operations in Bolivia suffered greatly from the COVID-19 pandemic and remained below normal during the year, despite showing growth against the previous year.

In Central America and the Caribbean, volume grew 17.0% compared to 2020, despite ending the year 3.3% below 2019, and the beer business had a good recovery in the year, ending at levels above the pre-pandemic period. Our above-core portfolio presented an excellent result, gaining mix weight representation, and BEES and Colmapp digital platforms continue to grow in the Dominican Republic.

Canada had a volume drop of 0.8% compared to the previous year, but nearly 1.4% above pre-pandemic levels. The country suffered severe lockdowns to contain the waves of COVID-19 infection, which ended up affecting our operations. Nevertheless, our above-core and ready-to-drink portfolios performed well, especially Corona, Stella Artois, Michelob Ultra and NUTRL brands.

2020

The year 2020 was marked by the profound impact generated by the COVID-19 pandemic, which led to significant changes in the social dynamics, producing considerable changes in the habits related to the consumption of our products in the markets in general, impacting the results of this year. Our traditional ability to adapt to changes in the market has allowed us to guarantee the strength of our financial position, preserving Company’s liquidity in short and long term. On the other hand, as the pandemic progressed, there were significant changes in consumer behavior and in the dynamics of distribution and sales channels, which generated significant pressures on the cost of product sold due to the increased share of one-way products in our portfolio, as well as the depreciation of currencies in our largest markets.

The year 2020 was marked by innovations and by the transformation of our business through technology. In the Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which acquired the leadership of the core plus segment in the year of its launch. Our premium beers maintained a growth rate above the beer industry, with the strengthening of our global brands, and we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla.

In the Brazilian Non-Alcoholic Beverages (“NAB”) market, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio. Throughout the year, our premium portfolio was impacted by the change in dynamics between channels and the restrictions to the on-trade opening. The big highlight was Sukita, which now has Sukita lemon and showed significant growth throughout the year.

In Latin America South (“LAS”), we faced significant macroeconomic volatility, especially in Argentina, which, coupled with the strong restrictions on people circulation that impacted Bolivia during the pandemic, significantly impaired the results in the region. In this scenario, we kept the focus on adapting to the restrictions and strengthening our brands in each country. In Argentina, the Andes Origen brand continued to grow at an accelerated pace throughout the year, contributing to the growth of the core plus segment.

Central America and the Caribbean (“CAC”) was our most impacted region in terms of volume. Our main countries in the region, Dominican Republic and Panama, faced strict restrictions on the consumption of beverages and circulation of people, significantly affecting our sales. Despite the challenges, we were efficient in our revenue management and expense control initiatives, which, coupled with the operational leverage of our businesses in the countries due to the high weight of returnable formats, allowed us to maintain EBITDA margins at high levels close to those of the previous year.

40

For the first time, in Canada, Corona assumed the position of the strongest beer brand in the country. The performance of our premium and core plus portfolios, led by the brands Corona, Stella Artois and Michelob Ultra, led us to gain market share in 2020. Our ready to drink alcoholic beverages showed significant growth, led by Nutrl, a brand of our new investee Goodridge & Williams (G&W).

2019

The year 2019 was marked by transformative investments in our products, with new liquids and new packaging, innovations that seek the long-term sustainable growth of the Company, achieving a growth in net revenue. On the other hand, we face significant cost pressures due to the increase in the raw material prices denominated in dollars.

In Brazil, beer and non-alcoholic beverages industries have resumed growth, in the face of a gradual improvement in the consumption environment. Additionally, in the beer segment in Brazil, we introduced innovations in all market segments and continue to make structural investments directed at the consumer. We launched and consolidated the Skol Puro Malte brand, which strengthens the Skol family of beers, and we move forward with the good momentum of the Brahma brand, which maintained its connection with Brazilian passion points - soccer and country music. Our premium beers maintained a strong double-digit growth rate. Finally, to continue innovating in other beverage categories, we developed and launched the Skol Beats 150 bpm and Skol Beats GT products. We also had positive results in the non-alcoholic beverages market in Brazil, with the premium brands Tônica, Lipton, do bem, H2OH! and Gatorade. In addition, we maintained important investments in the Guaraná Antárctica brand.

In Latin America South (“LAS”), we faced strong macroeconomic volatility, especially in Argentina, impacting results in the region. In this scenario, we kept the focus on strengthening our brands in each country. Especially in Argentina, the Andes Origen brand, launched in the previous year, maintained an accelerated pace of growth throughout the year.

In Central America and the Caribbean (“CAC”), we continue with solid growth of our products, with emphasis on the Modelo Especial, Corona and Presidente beers. As a consequence, we obtained an expansion of EBITDA and its margin in relation to the previous year.

In Canada, the good performance of the Bud Light, Michelob Ultra, Stella Artois, Corona brands, in addition to our specialty beers, guaranteed our leadership position in the beer market.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2021 compared to 2020

The net revenue increased 24.8% in the year ended on December 31, 2021, reaching R$ 72,854.3 million in relation to the R$ 58,379.0 million in the same period in 2020.

Net revenue

	Year ended on December 31
	2021		2020		% Variation
	In million Reais, except for percentages
Brazil	35,586.5	48.8%	30,196.5	51.7%	17.8%
Beer Brazil(1)	30,537.2	41.9%	25,953.0	44.5%	17.7%
NAB(2)	5,049.4	6.9%	4,243.5	7.3%	19.0%
CAC(3)	9,947.4	13.7%	7,319.3	12.5%	35.9%
Latin America South	16,571.7	22.7%	11,560.8	19.8%	43.3%
Canada	10,748.7	14.8%	9,302.4	15.9%	15.5%
Company Consolidated	72,854.3	100.0%	58,379.0	100.0%	24.8%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

41

	Sales volume Year ended on December 31
	2021		2020		% Variation
	In thousands of hectoliters, except for percentages
Brazil	119,530.6	66.3%	111,285.4	67.1%	67.1%
Beer Brazil(1)	90,835.0	50.4%	84,791.7	51.1%	51.1%
NAB(2)	28,695.5	15.9%	26,493.7	16.0%	16.0%
CAC(3)	13,401.9	7.4%	11,451.2	6.9%	6.9%
Latin America South	37,511.6	20.8%	33,062.4	19.9%	19.9%
Canada	9,924.1	5.5%	9,998.9	6.0%	6.0%
Company Consolidate	180,368.1	100.0%	165,797.9	100.0%	100.0%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Net revenue per hectoliter
	Year ended on December 31
	2021	2020	%Variation
	(In Reais, except for percentages)
Brazil	297.7	271.3	9.7%
Beer Brazil(1)	336.2	306.1	9.8%
NAB(2)	176.0	160.2	9.9%
CAC(3)	742.2	639.2	16.1%
Latin America South	441.8	349.7	26.3%
Canada	1,083.1	930.3	16.4%
Company Consolidated	403.9	352.1	14.7%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 17.8% in 2021, reaching R$ 35,586.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2021 increased 17.7%, accumulating R$ 30,537.2 million, explained by an increase of 9.8% in the revenue per hectoliter, which reached R$ 336.2/hl, combined with an expansion of the sales volume of 7.1% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy, a positive brand mix and a smarter promotional activity.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2021 increased 19.0%, reaching R$ 5,049.4 million. The volumes increased 8.3% in 2021, despite the negative impacts generated by the COVID-19 pandemic. The net revenue per hectoliter of NAB segment in Brazil increased 9.9% in 2021, reaching R$ 176.0/hl in the year, mainly due to the change of mix between single-serve driven by a change in channels caused by the raising of restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic in 2020.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2021 of 35.9%, amounting R$ 9,947.4 million as a function of a volume increase of 17.0%, coupled with an increase in the net revenue per hectoliter of 16.1%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 12.0% per year.

42

Operations in Latin America South

The operations in Latin America South contributed with R$ 16,571.7 million to the consolidated net revenue in 2021, representing an increase of 43.3% mainly as a function of the positive effect of the foreign-exchange variation in the conversion to Reais, together with an increase of 13.5% of the sales volume in the region in the year, despite the negative impacts generated by the COVID-19 pandemic. The organic variation of the revenue was of 51.2% as a function of an organic variation in the net revenue per hectoliter of 33.2%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 10,748.7 million to our consolidated net revenue in 2021, an increase of 15.5% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In organic terms, the increase of 3.3% of our net revenue per hectoliter was partially offset by a volume decrease of 0.8%, driven mainly by the restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

43

Net Revenue – Comparison between figures as of December 31, 2020 and 2019

Net revenue increased 12.3% in the year ended on December 31, 2020, reaching R$ 58,379.0 million compared to R$ 52,005.1 million in 2019.

	Net Revenue
	Year ended on December 31
	2020		2019		% Variation
	In million Reais, except for percentages
Brazil	30,196.5	51.7%	28,129.9	54.1%	7.3%
Beer Brazil(1)	25,953.0	44.5%	23,765.5	45.7%	9.2%
NAB(2)	4,243.5	7.3%	4,364.4	8.4%	-2.8%
CAC(3)	7,319.3	12.5%	6,757.9	13.0%	8.3%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	15.3%
Canada	9,302.4	15.9%	7,088.6	13.6%	31.2%
Company Consolidated	58,379.0	100.0%	52,005.1	100.0%	12.3%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

	Sales Volume
	Year ended on December 31
	2020		2019		% Variation
	In thousands of hectoliters, except for percentages
Brazil	111,285.4	67.1%	106,806.7	65.4%	4.0%
Beer Brazil(1)	84,791.7	51.1%	80,263.7	49.2%	5.3%
NAB(2)	26,493.7	16.0%	26,542.9	16.3%	0.2%
CAC(3)	11,451.2	6.9%	13,859.5	8.5%	-21.0%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	0.2%
Canada	9,998.9	6.0%	9,585.7	5.9%	4.1%
Company Consolidated	165,797.9	100.0%	163,243.0	100.0%	1.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Net Revenue per Hectoliter
	Year ended on December 31
	2020	2019	% Variation
	(In Reais, except for percentages)
Brazil	271.3	263.4	3.0%
Beer Brazil(1)	306.1	296.1	3.4%
NAB(2)	160.2	164.4	-2.6%
CAC(3)	639.2	487.6	31.1%
Latin America South	349.7	304.0	15.0%
Canada	930.3	739.5	25.8%
Company Consolidated	352.1	318.6	10.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

44

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 7.3% in 2020, reaching R$ 30,196.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2020 increased 9.2%, accumulating R$ 25,953.0 million, explained by an increase of 3.4% in the revenue per hectoliter, which reached R$ 306.1/hl, combined with an expansion of the sales volume of 5.6% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy, a positive mix of brands and an intelligent management of our promotional activity.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2020 decreased 2.8%, reaching R$ 4,243.5 million. The volumes decreased 0.2% in 2020 despite the negative impacts generated by the COVID-19 pandemic. The net revenue per hectoliter of NAB segment in Brazil decreased 2.6% in 2020, reaching R$ 160.2/hl in the year, mainly due to the change of mix between single-serve driven by a change in channels caused by the restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2020 of 8.3%, amounting R$ 7,319.3 million as a function of a volume decrease of 17.4%, partially offset by an increase in the net revenue per hectoliter of 31.1%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 8.8% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 11,560.8 million to the consolidated net revenue in 2020, representing an increase of 15.3%, mainly as a function of the positive effect of the foreign-exchange variation in the conversion to Reais, together with an increase of 0.2% of the sales volume in the region in the year, despite the negative impacts generated by the COVID-19 pandemic. The organic increase of the revenue was of 10.4% as a function of an organic increase in the net revenue per hectoliter of 10.1%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 9,302.4 million to our consolidated net revenue in 2020, an increase of 31.2% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Real. In organic terms, the decrease of 2.1% of our net revenue per hectoliter was more than offset by the volume increase of 2.3%, mainly driven by market share gains.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2021

In 2021, our costs of goods sold in Brazil were negatively impacted by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, in addition to the negative impact generated by the depreciation of the main currencies against the US dollar and the increase in commodity prices.

45

2020

In 2020, our costs of goods sold in Brazil were negatively impacted by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, in addition to the negative impact generated by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the full year. The improvement in the prices of some commodities, especially aluminum and sugar, which were hedged in US Dollars at values lower than those of the previous year, during most of the year, was not sufficient to offset the negative impact of the change in package mix on the cost of products sold. In our international operations, in general, the conversion to Real resulted in a positive impact, due to the depreciation of Real against the local currencies in each operation. In Latin America South, we continue to feel the effects of the inflationary pressures, mainly in Argentina, on the local labor and logistic costs.

2019

In 2019, our costs of products sold in Brazil were negatively impacted by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the year. In addition, the prices of some commodities, especially barley and aluminum, were hedged in US Dollars at values higher than those of the previous year, during most of the year and had a negative effect in our cost of products sold. The price of the commodity sugar was hedged at lower values in relation to the previous year throughout the year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost conversion into Real resulted in a negative impact, due to the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also, in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2021 vs 2020

The financial result for the year was an expense of R$3,205.4 million, compared to an expense of R$2,434.4 million in 2020. This result in 2021 is mainly explained by (i) gain with interest on cash and tax credits adjustment for inflation; (ii) expenses with derivative instruments, driven by the carry cost of currency hedges linked to our COGS and capex exposure; (iii) gains from equity swap operations; and (iv) losses on non-derivative instruments related to non-cash expenses, due to exchange rate variation. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

2020 vs. 2019

Our net financial result increased 21.7% in 2020, from an expense of R$ 3,109.6 million in 2019 to R$ 2,434.4 million. The expense decrease was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly explained by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (ii) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

46

10.3 - Events with effective or expected material effects on the Accounting Statements and Income

a) introduction or divestment of operating segment

We had no disposals of operating segments in 2019, 2020 and 2021.

b) organization, acquisition or disposal of equity interest

G&W Distilling Inc.

On January 22, 2020, Labatt Brewing Company Limited, Canada Company’s subsidiary, acquired G&W Distilling Inc. (or Goodridge & Williams Distilling), a company that produces a ready-to-drink alcoholic beverages portfolio including NÜTRL sugar-free and low calories products.

Renegotiation of the shareholders’ agreement of Tenedora CND

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - Dominican Republic-based holding, owner of almost the totality of Cervecería Nacional Dominicana, S.A. - amended for the second time, on July 2, 2020, the Tenedora’s Shareholders Agreement (the “Shareholders Agreement”) to extend its partnership in the country, and, therefore, postponing the terms of the put and call options provided therein. ELJ currently owns 15% of Tenedora’s shares and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable as from 2026. The Company, in turn, has a call option of Tranche A shares, exercisable as from 2021, and of Tranche B shares, exercisable as from 2029. Up to December 31, 2021, these options had not been exercised. The details of the premises used for this option are described in the Note 29 of Company’s accounting statements (item IV (d)).

c) unusual events or transactions

COVID-19 Impacts

The outbreak of the new coronavirus (SARS-CoV-2), or COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which we operate, and, consequently, the results of our operations. The response to the COVID-19 pandemic rapidly developed across the world, in a fluid and uncertain manner: in addition to voluntary and, in some cases, mandatory quarantines, stoppages and restrictions on travel and commercial and social activities, among others, were also determined, as well as the prohibition on the distribution, sale and consumption of alcoholic beverages in some countries in which we operate, directly affecting our ability to sell and supply products, and the final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that we observe a greater reduction in volume the greater the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries we operate, although this channel represents a small portion of Company’s total volume.

47

Throughout 2021, the Company was better prepared to deal with persistent challenges related to COVID-19 compared to the previous year. The consistency in the implementation of Company’s strategy, in a context of incipient reduction in restrictions in some regions , led to a gradual improvement in the volume trend in the greater part of our operations, especially in Brazil, generating the achievement of high volumes and strong growth in net revenue on a challenging comparable basis in 2020, and even 2019, when the pandemic did not exist. Nevertheless, there is still uncertainty as to its duration, the possibility of any government intervention or the imposition of other measures, as well as regarding the economic effects on the financial market, exchange rates, among others. Any impacts may result in a material adverse effect on our business, liquidity, financial situation and results of operations. However, we are managing our liquidity and capital resources with discipline. Accordingly, management concludes that there is no doubt about Company’s capacity to continue with its operations.

As required by IAS 1 / CPC 26 - Submission of Financial Statements, Company’s Management updated the analyses on the impact of the COVID-19 pandemic, considering the base date of December 31, 2021, which mainly involved (i) the review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) analysis of possible credit losses and inventory obsolescence, (iii) analysis of the recoverability of deferred taxes, (iv) assessment of the relevant estimates used to prepare the consolidated and separate financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the consolidated and separate financial statements and disclosed in the relevant notes. Additionally, due to the protection actions of its employees and the donations made, the Company incurred non-recurring expenses that amounted, on December 31, 2021, R$ 134,276 as shown in Note 24 - Non-recurring items.

Equity Swap Agreements

On May 13, 2020 and on December 9, 2020, the Board of Directors of Ambev approved the execution of equity swap agreements, without impact on the liquidation, within the regulatory term, of the equity swap agreements that were still in force on the date of each resolution. The liquidation of these equity swap agreements should occur within a maximum term of 18 months counted from the date of their approval, and such agreements could result in the exposition of up to 65 million of shares of common stock (of which a portion or the totality could be by means of ADRs), with limit value of up to R$ 1.0 billion, for agreements approved on May 13, 2020, and 80 million of shares of common stock (of which a portion or the totality could be by means of ADRs), with limit value of up to R$ 1.2 billion, for agreements approved on December 9, 2020. Such agreements were liquidated throughout 2021, and there is no balance or pending matter arising from equity swap as of December 31, 2021.

d)    Tax Credits

Our 2021 results were positively impacted by R$ 1.7 billion in non-recurring tax credits related to the 2017 Brazilian Supreme Court decision favorable to taxpayers, which declared the inclusion of ICMS in PIS and COFINS calculation base unconstitutional and whose effects were confirmed in 2021. Additionally, there was a positive impact of R$ 1 billion in 2021 related to the reversal of deferred/recognition of undue payments of IRPJ and CSLL calculated on the SELIC interest that formed part of the tax credits recognized in the past due to the aforementioned judgment of STF, by operation, in this case, of the decision rendered in September 2021, also by the Brazilian Supreme Court, in Recurso Extraordinário (Extraordinary Appeal) No. 1.063.187/SC (Tema 962), declaring unconstitutional the levy of IRPJ and CSLL on default interest and adjustment for inflation related to the SELIC rate received due to the repetition of tax undue payments.

In 2020, the results were also positively impacted due to the tax credit in the amount of R$ 4.3 billion (before tax effects), of which R$ 2.5 billion in Other Operating Income and R$ 1.8 billion in Financial Income, resulting from a lawsuit with a final and unappealable decision that recognized the right of the Company (and its subsidiaries) to recover the amounts of PIS and COFINS overpaid while the REFRI period was in effect. This matter was recognized by the Brazilian Supreme Court, which decided, in the judgment of RE 574.706/PR, in March 2017, with recognized general repercussion, for the unconstitutionality of the inclusion of ICMS in PIS and COFINS calculation base.

48

Said amount could be estimated with reasonable certainty after carrying out a set of analyzes (with the assistance of external advisors), which allowed: (i) to measure the total ICMS contained in retail sales prices that were surveyed by the Federal Government at the time and that impacted the reference prices used as a PIS and COFINS calculation base; and (ii) to calculate the exclusion of this total ICMS from PIS and COFINS calculation bases in the operations carried out by the Company.

Given that the amounts of tax credits are significantly higher than those we recognized of the same nature in previous periods, and to ensure greater transparency of our business performance, we decided that the following was appropriate: (i) change the accounting policy for accounting tax credits and extemporaneous payments under Other Operating Income/(Expenses), no longer following the account of origin; and (ii) disregard amounts of this nature for purposes of calculating our organic performance of normalized EBITDA. It is important to emphasize that such adjustments do not change the result for the year.

Share buy-back program

At a meeting held on March 18, 2021, the Board of Directors approved, pursuant to art. 30, §1, “b”, of Law No. 6,404/76 and CVM Instruction No. 567/15, a share buy-back program issued by the Company itself (“Program”) up to the limit of 5,700,000 common shares, with the main purpose of meeting the delivery of shares within the scope of Company’s share-based compensation plans, which may also be held in treasury, canceled and/or sold later. The Program shall end by September 18, 2022, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared pursuant to Exhibit 30-XXXVI of CVM Instruction No. 480/09 and published on March 18, 2021. The Company has 4,357,308,131 outstanding shares, as defined in CVM Instruction No. 567/15. The acquisition carried out in 2021, within the scope of this Program, was carried out by debiting the capital reserve account recorded in the balance sheet drawn up on December 31, 2020. The transaction was carried out, in 2021, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2021: Consolidated and separate accounting statements

There were no changes in estimates and accounting policies that have a material impact on the Financial Statements when compared to the policies and estimates applied in 2020.

a.II) Regarding the accounting statements for the year ended on December 31, 2020: Consolidated and separate accounting statements

Recognition of assets and liabilities related to extemporaneous tax credits and debts:

The accounting policy for the recognition of credits and extemporaneous payment of taxes considered the account origin of the credit or debit up to September 30, 2020. For example, cost of products sold was the account of origin to recognize the recovery of extemporaneous credits related to the acquisition of raw materials. In the same way, depreciation expenses were the account of origin of extemporaneous credits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently, the credits referring to the exclusion of ICMS from the PIS/COFINS calculation base were being recognized as a reduction in sales tax expenses, with a positive effect on net revenue up to September 30, 2020.

As mentioned in Company’s accounting statements referring to the third quarter of 2020, in note 31 of contingencies, in the section “Active Contingencies”, the Company (i) obtained final favorable decisions on: (a) lawsuits involving merged companies claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its controlled and merged companies, specifically for the period in which the

49

Special Beverage Regime – “REFRI” was in place (2009 to 2015); and (ii) is awaiting decisions in lawsuits related to the current beverage taxation model (“New Tax Model”) from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments of different types.

Given that the maintenance of the accounting policy for the recognition of credits arising from the res judicata of the lawsuits mentioned above could bring a distorted analysis of the performance of the year due to the significant increase in the values of credits, the Company changed its accounting policy to account for credits and extemporaneous payments of taxes, of any nature, under the item “Other operating income/(expenses)”, no longer following the account of origin, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature. We emphasize that the change in accounting policy does not change the net income, equity tables previously presented, nor the amounts recorded in Company’s financial results item.

a.III) Regarding the accounting statements for the year ended on December 31, 2019: Consolidated and separate financial statements.

Impacts of adoption to IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the accounting statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

50

Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23 - The Company reviewed the treatments given to taxes levied on profit, in order to determine the impact on the parent company's and consolidated financial statements, as determined by IFRIC 23/ICPC 22 - Uncertainty about Treatment of Taxes on Profit.

The Company reallocated the balances previously classified in the item Provisions to the item Income tax and social contribution (IR/CSLL) payable on December 31, 2019. The amounts reclassified in 2019 were R$ 109,554 in the parent company and R$ 251,646 in the consolidation, according to Note 16. This reclassification was carried out in line with the clarification of the IFRS Interpretation Committee, which clarifies that uncertain positions on taxes on profit are part of the measurement of taxes on current or deferred income.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2021:

There were no changes in estimates and accounting policies that have a material impact on the Financial Statements when compared to the policies and estimates applied in 2020.

51

b.II) Regarding the accounting statements for the year ended on December 31, 2020:

As determined by CPC 23/IAS 8, the policy change is applied as of October 1, 2020 and, for comparative purposes, the relevant balances of credits and extemporaneous payments for 2019 have been reclassified from the account of origin to “Other operating income/(expenses)”, as shown below:

			Parent Company
	2019
	Originally	Adjustment(i)	Restated
	Stated

Net revenue	26,585,322	(522,519)	26,062,803
Cost of products sold	(14,028,587)	-	(14,028,587)
Gross profit	12,556,735	(522,519)	12,034,216

Other items, not adjusted	(769,263)	-	(769,263)
Other operating income/(expenses)	749,886	522,519	1,272,405
Operational earnings	12,537,358	-	12,537,358

Financial expenses	(2,742,243)	-	(2,742,243)
Financial revenues	919,527	-	919,527
Net financial result	(1,822,716)	-	(1,822,716)

Earnings before income tax and social contribution	10,714,642	-	10,714,642

Income tax and social contribution	1,065,323	-	1,065,323
Net profits of the period	11,779,965	-	11,779,965

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the parent company during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 310,034 in the 4th quarter of 2019.

			Consolidated
	2019
Statement of income	Originally	Adjustment(i)	Restated
	Stated

Net revenue	52,599,709	(594,589)	52,005,120
Cost of products sold	(21,678,159)	-	(21,678,159)
Gross profit	30,921,550	(594,589)	30,326,961

Other items, not adjusted	(15,724,739)	-	(15,724,739)
Other operating income/(expenses)	878,071	594,589	1,472,660
Operational earnings	16,074,882	-	16,074,882

Financial expenses	(4,748,433)	-	(4,748,433)
Financial revenues	1,638,866	-	1,638,866
Net financial result	(3,109,567)	-	(3,109,567)

Profit sharing of joint ventures	(22,310)	-	(22,310)
Earnings before income tax and social contribution	12,943,005	-	12,943,005

Income tax and social contribution	(754,673)	-	(754,673)
Net profits of the period	12,188,332	-	12,188,332

Attributed to:
Controlling interest	11,779,965	-	11,779,965
Non-controlling interest	408,367	-	408,367

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the consolidated during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 382,104 in the 4th quarter of 2019.

52

b.III) Regarding the accounting statements for the year ended on December 31, 2019:

The Company chose for the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

The following tables summarize the impacts on the adoption of the rule on the balance sheet, in the statement of income, in the comprehensive statement of income, in the statement of cash flows and in the statement of value added:

	Parent Company						Consolidated
	12/31/2018			01/01/2018			12/31/2018			01/01/2018
Balance Sheet	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Assets
Current Assets	10,646,666	-	10,646,666	11,157,284	-	11,157,284	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred income tax and social contribution	768,689	19,786	788,475	470,621	6,381	477,002	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments	60,773,044	(54,206)	60,718,838	64,353,205	(50,724)	64,302,481	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	10,514,553	982,700	11,497,253	10,806,139	380,943	11,187,082	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not adjusted	6,117,778	-	6,117,778	4,426,105	-	4,426,105	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-Current Assets	78,174,064	948,280	79,122,344	80,056,070	336,600	80,392,670	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Liabilities and shareholders’ equity

Loans and financing	233,962	154,577	388,539	351,119	161,831	512,950	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not adjusted	12,062,644	-	12,062,644	19,488,228	-	19,488,228	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	12,296,606	154,577	12,451,183	19,839,347	161,831	20,001,178	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Loans and financing	539,571	886,319	1,425,890	732,662	237,881	970,543	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not adjusted	19,643,930	-	19,643,930	24,987,914	-	24,987,914	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	20,183,501	886,319	21,069,820	25,720,576	237,881	25,958,457	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	32,480,107	1,040,896	33,521,003	45,559,923	399,712	45,959,635	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Shareholders’ Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Equity Valuation Adjustment	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not adjusted	57,710,202	-	57,710,202	57,258,757	-	57,258,757	57,710,202	-	57,710,202	57,258,757	-	57,258,757

53

Controlling Shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interest	-	-	-	-	-	-	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total liabilities and shareholders’ equity	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

54

			Parent Company
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	23,214,028	-	23,214,028
Cost of products sold	(12,447,880)	3,582	(12,444,298)
Gross profit	10,766,148	3,582	10,769,730

Logistic expenses	(2,266,991)	58,860	(2,208,131)
Commercial expenses	(2,372,956)	11,046	(2,361,910)
Administrative expenses	(1,326,741)	1,642	(1,325,099)
Other items, not adjusted	865,727	-	865,727
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299
Operational earnings	12,461,179	71,437	12,532,616

Financial expenses	(4,403,313)	(114,559)	(4,517,872)
Other items, not adjusted	2,158,542	-	2,158,542
Net financial result	(2,244,771)	(114,559)	(2,359,330)

Earnings before income tax and social contribution	10,216,408	(43,122)	10,173,286

Income tax and social contribution	808,270	13,405	821,675
Net profits of the period	11,024,678	(29,717)	10,994,961

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Consolidated
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	50,231,336	-	50,231,336
Cost of products sold	(19,269,627)	20,204	(19,249,423)
Gross profit	30,961,709	20,204	30,981,913

Logistic expenses	(6,736,474)	129,260	(6,607,214)
Commercial expenses	(5,729,523)	8,226	(5,721,297)
Administrative expenses	(2,367,221)	3,756	(2,363,465)
Other items, not adjusted	860,926	-	860,926
Operational earnings	16,989,417	161,446	17,150,863

Financial expenses	(4,562,251)	(206,864)	(4,769,115)
Other items, not adjusted	738,815	-	738,815
Net financial result	(3,823,436)	(206,864)	(4,030,300)

Profit sharing of joint ventures	1,040	-	1,040
Earnings before income tax and social contribution	13,167,021	(45,418)	13,121,603

Income tax and social contribution	(1,789,594)	15,701	(1,773,893)
Net profits of the period	11,377,427	(29,717)	11,347,710

Attributed to:
Controlling interest	11,024,678	(29,717)	10,994,961
Non-controlling interest	352,749	-	352,749

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

55

			Parent Company			Consolidated
	2018			2018
Comprehensive statement of income	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710

Total profits and (losses) on conversion of operations abroad	1,643,491	213	1,643,704	1,766,433	213	1,766,646

Other items, not adjusted	520,670	-	520,670	519,344	-	519,344

Comprehensive result of the period	13,188,839	(29,504)	13,159,335	13,663,204	(29,504)	13,633,700
Attributed to:
Controlling interest	13,188,839	(29,504)	13,159,335	13,188,839	(29,504)	13,159,335
Non-controlling interest	-	-	-	474,365	-	474,365

			Parent Company			Consolidated
	2018			2018
Statement of cash flow	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Depreciation, amortization and impairment	2,164,869	201,259	2,366,128	4,023,054	425,375	4,448,429
Net financial result	2,244,771	114,559	2,359,330	3,823,436	206,864	4,030,300
Income tax and social contribution	(808,270)	(13,405)	(821,675)	1,789,594	(15,701)	1,773,893
Profit sharing of subsidiaries, affiliates and joint ventures	(6,795,992)	3,693	(6,792,299)	(1,040)	-	(1,040)
Other items, not adjusted	267,364	-	267,364	(831,288)	-	(831,288)
Cash flow of operating activities before working capital and provisions	8,097,420	276,389	8,373,809	20,181,183	586,821	20,768,004

Cash generation from operating activities	7,341,821	276,389	7,618,210	19,734,610	586,821	20,321,431

Paid interest	(1,626,470)	(94,636)	(1,721,106)	(621,879)	(151,941)	(773,820)
Other items, not adjusted	8,276,878	-	8,276,878	(1,201,536)	-	(1,201,536)
Cash flow of operating activities	13,992,229	181,753	14,173,982	17,911,195	434,880	18,346,075

Payment of lease liabilities	-	(181,753)	(181,753)	(13,104)	(434,836)	(447,940)
Other items, not adjusted	(21,710,953)	-	(21,710,953)	(13,208,508)	-	(13,208,508)
Cash flow of financial activities	(21,710,953)	(181,753)	(21,892,706)	(13,221,612)	(434,836)	(13,656,448)

Other items, not adjusted	7,975,565	-	7,975,565	(3,675,706)	-	(3,675,706)
Net increase/(decrease) in cash and cash equivalents	256,841	-	256,841	1,013,877	44	1,013,921
Effect of foreign-exchange variation	-	-	-	96,886	(44)	96,842

56

	Parent Company			Consolidated
	2018			2018
Statement of value added	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated

Revenue	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Other items, not adjusted	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Inputs purchased from third parties	(17,550,769)	171,641	(17,379,128)	(28,417,380)	319,503	(28,097,877)
Costs of products, goods and services sold	(13,945,502)	-	(13,945,502)	(18,955,201)	7,988	(18,947,213)
Materials, energy, third party services and others	(3,518,914)	171,641	(3,347,273)	(9,282,669)	311,515	(8,971,154)
Other items, not adjusted	(86,353)	-	(86,353)	(179,510)	-	(179,510)
Gross value added	25,184,511	171,641	25,356,152	48,559,216	319,503	48,878,719

Retentions	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Depreciation and amortization	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Net produced value added	23,105,995	(29,617)	23,076,378	44,715,672	(105,872)	44,609,800

Value added received on transfer	8,994,748	(3,693)	8,991,055	385,228	-	385,228
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299	1,040	-	1,040
Other items, not adjusted	2,198,756	-	2,198,756	384,188	-	384,188
Total value added to distribute	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Distribution of value added	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Taxes, fees and contributions	14,951,904	(13,405)	14,938,499	24,700,335	(15,701)	24,684,634
Federal	3,654,331	(13,405)	3,640,926	9,621,961	(15,701)	9,606,260
Other items, not adjusted	11,297,573	-	11,297,573	15,078,374	-	15,078,374
Remuneration of third party capital	4,324,668	9,812	4,334,480	4,558,199	(60,454)	4,497,745
Financial expenses, except tax on financial transactions	4,216,861	114,559	4,331,420	4,224,625	206,864	4,431,489
Rents	107,807	(104,747)	3,060	333,574	(267,318)	66,256
Remuneration of equity	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Retained profits	3,479,070	(29,717)	3,449,353	3,479,070	(29,717)	3,449,353
Other items, not adjusted	7,545,608	-	7,545,608	7,898,357	-	7,898,357
Other items, not adjusted	1,799,493	-	1,799,493	4,464,939	-	4,464,939

57

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the accounting statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i)                  Recognition of assets and liabilities related to extemporaneous tax credits and debts

The accounting policy applied by the Company considers the recognition of credits and extemporaneous payments of taxes of any nature as determined by IAS 37/CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

Provided that, the credits are recognized only when the management (i) has elements that guarantee that the right is virtually certain; and (ii) that the amount to be offset or refunded is reliably measured. If the recovery of the asset is probable or the amount cannot be reliably measured, the amounts are not recognized in the accounts, but are disclosed in note 31 of Contingencies in Contingent Assets. The management understands that, in cases of pending lawsuits, obtaining a final and unappealable decision for a Company’s specific lawsuit is the condition required to confirm the existence of its right, except for specific circumstances relevant to the concrete case that allow not only the recognition of its right, but an objective and reliable measurement.

Debts arising from the same nature are recognized if (i) it arises from a past event; (ii) has a present obligation; (iii) expected disbursement is probable and (iv) the amounts are reliably estimated. If the expectation of disbursement is possible or the amount cannot be reliably measured, the amounts are presented in the note of Contingencies.

Both contingent assets and liabilities are periodically assessed to ensure that developments are accurately reflected and disclosed in the financial statements.

As of October 1, 2020, the accounting policy for the recognition of assets and liabilities related to the recognition of credits and extemporaneous payments of taxes of any nature is recorded in item “Other operating income/(expenses)”, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature.

(ii) Leases

58

Until December 31, 2018, leases of assets in which the risks and benefits of the asset were substantially retained by the lessor were classified as operating leases. Operational lease payments were recognized in the income statement as payments were incurred until the end of the agreement.

IFRS 16/CPC 06 (R2) - Leases replaced the existing lease accounting requirements and was adopted in full retrospectively by the Company, resulting in a significant change in the accounting treatment and disclosure of leases that were previously classified as operating leases, with more assets and liabilities reported in the balance sheet and recognition of the lease costs and relevant interpretations.

Leases are recognized as a right-of-use asset and a corresponding liability on the date that the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the financial expense. The financial expenses are recognized in the income statement during the lease period. Right-of-use assets are depreciated over the shortest period between the useful life of the asset and the lease term, using the straight-line method.

The assets and liabilities arising from a lease are initially measured at present value and, when measuring lease liabilities, the Company discounts lease payments using incremental loan rates.

Payments associated with short-term leases and all leases of low-value assets are recognized using the straight-line method as an expense in the income statement. Short-term leases are leases with a term of 12 months or less. Low-value assets comprise assets with a value equal to or less than 5 thousand dollars.

(iii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the number of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary

59

and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv) Reduction at the recovery value (impairment) of non-financial assets

The Management assesses on an annual basis whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the estimated future cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(v) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

1) Restructuring

A provision for restructuring is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already started or announced. Expenses related to the Company's normal activities and future conduct are not provisioned, but they are recognized when an expense has been incurred. The provision includes the commitments related to the benefits that will be paid by the Company to the employees dismissed in the restructuring.

60

2) Disputes and litigation

The provision for disputes and litigation is recognized when it is more likely than unlikely that the Company will be required to make future payments as a result of past events. Such payments include, but are not limited to, various claims, proceedings and actions initiated by both third parties and the Company, relating to antitrust laws, breach of distribution and licensing agreements, environmental matters, labor disputes, complaints from tax authorities and other litigious matters.

(vi) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vii) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vii.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vii.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

61

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(viii) Current and deferred taxes

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases, the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (t)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business

62

combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

Furthermore, the Company applies the provisions of ICPC 22/IFRIC 23 - Uncertainty about Treatment of Taxes on Profit, in relation to the treatments that affected the calculation of taxes on profit and were questioned by the tax authorities (uncertain tax treatments), as disclosed in note 31 – Contingencies – Uncertainties about treatment of IRPJ and CSLL.

(ix) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(x) Measurement of financial instruments, including derivatives

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the Company. The financial risk management policy of the Company prohibits the use of derivatives when not related to the business of the Company.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Group changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

•	Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

•	Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the Company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.

63

•	The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the Company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC 48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

64

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(xi) Accounting and Disclosure Rule in Highly Inflationary Economy

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index.

The financial statements of an entity of which the functional currency is that of a highly-inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

10.6 – Material items not mentioned in the accounting statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected in Company’s accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

b) other items not mentioned in the accounting statements

Not applicable since there is no material item not reflected in Company’s accounting statements for the

65

fiscal years ended on December 31, 2021, 2020 and 2019.

10.7 – Comments on items not mentioned in the accounting statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the accounting statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2021, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 7,528 million, consisting in R$ 4,626 million for our business segment in Brazil, R$ 797 million for our business segment in CAC, R$ 1,539 million related to investments in our operations in Latin America South and R$ 565 million related to investments in Canada.

In 2020, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 4,663.4 million, consisting in R$ 3,080.2 million for our business segment in Brazil, R$ 668.6 million for our business segment in CAC, R$ 529.4 million related to investments in our operations in Latin America South and R$ 385.1 million related to investments in Canada.

In 2019, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 5,069.4 million, consisting in R$ 3,176.5 million for our business segment in Brazil, R$578.4 million for our business segment in CAC, R$ 1,025.0 million related to investments in our operation in Latin America South and R$ 289.5 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2022, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, focusing on technology and improving our level of service.

ii. sources of financing for investments

66

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

iii. relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit A.I.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services, indicating: (i) description of the research in progress already disclosed, (ii) total amounts spent by the issuer on research for the development of new products or services, (iii) projects under development already disclosed, and (iv) total amounts spent by the issuer on the development of new products or services.

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2019, we continue to see the trend of expansion of the premium segment as a significant opportunity: we launched Stella Artois Low Gluten, the first premium beer to address the health and wellness trend in Brazil, Beck’s, a legitimate pure malt beer that has followed the German purity law since 1873, started its roll-out focusing on the southeastern region of the country. We have also successfully conducted a pilot for a new variety of Brahma: the Brahma Duplo Malte, a core plus beer pure malt produced with two types of malt. Brahma Duplo Malte reinforces brewing expertise and has a positive impact on Brahma’s brand power. Also, in Brazil, continuing the launch of craft beers, we launched Legítima beer in the state of Ceará. In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager. At NAB we continue to make important investments in our main brand, Guaraná Antarctica, launching its new visual brand identity.

Innovation and transformation of our business are pillars and central elements of our commercial strategy. During 2020, the COVID-19 pandemic played a relevant role in accelerating consumer trends in which we were already investing, reinforcing the need for an innovative and consumer-centric mindset. We are guided by a structure with five growth drivers involving innovation and integrated digital solutions that drive the resolution of problems for our customers and consumers: (i) new flavors and better value-added propositions, (ii) convenience for consumers, (iii) innovation in services for our customers, (iv) health and wellness, and (v) future beverages. In Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which brings in its recipe the Munich and Pilsner malts and a creaminess that deliver a differentiated experience to consumers, making the product a leader in the core plus segment in the year of its launch. We also invested in the visual renovation of Bohemia, which continued to show strong sequential results and closed the year with the second position in the core plus segment. Our premium beers maintained a growth rate above the beer industry, with the strengthening of our global brands. We also launched two new beers produced with local ingredients, Berrió from Piauí and Esmera from Goiás, contributing to the promotion of the economy and culture of the States where they are produced and sold. Finally, we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla. In the non-alcoholic beverages (NAB) category, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio.

In 2021, we continued to accelerate the renewal and expansion of our portfolio, testing, for example, more than 65 new products in Brazil (both brands and packaging) and we reached 20% of our net revenue with products that did not exist in the last 3 years. In the premium segment, we launched Stella Sem Glúten

67

(Gluten-Free) and Michelob Ultra, continuing to address the health and wellness trend in Brazil, and Stella Artois 600ml, as part of the expansion of packaging in bars and restaurants. To complement our core plus segment, led by Brahma Duplo Malte, we launched Spaten, a Munich Helles style, pure-malt beer of German origin. In Argentina, also focusing on expanding the core plus segment, we successfully launched Quilmes Doble Malta, a new variety of our classic lager, and Andes Origen IPA Roja. Going beyond beer, in Canada we have further developed our assortment of Beyond Beer products with new flavors within our Mike’s brand, such as Hard Watermelon.

In addition to the new products, we are bringing convenience to consumers and innovation in services to our customers through BEES, Zé Delivery and Donus, which are some of our main digital platforms. In Brazil, we have already reached more than 85% of our active customers through BEES, which, once again, allowed us to achieve an all-time high number of beer buyers and the best NPS of all times. Zé Delivery fulfilled more than 17 million orders in the last quarter of 2021 and a positive result for the business unit. Donus’ TPV grew three times compared to the third quarter of 2021, as we expanded our customer base using the app by approximately 50% in the fourth quarter of 2021. At CAC, BEES represents 90% of Dominican Republic’s revenue and achieved more than 90% of fully digital POCs. Third-party product offerings continue to expand in the country and Panama has also started to roll-out the service.

10.9 – Other factors with material influence

The outbreak of COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which the Company operates, and, consequently, the results of its operations. The pandemic and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, Company’s management observed the stocking behavior of products and the consequent increase in volume at the beginning of the crisis. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that the Company observed a greater reduction in volume the greater the weighting of the on-trade channel. In addition, in all countries there was an increase in sales via e-commerce, although this channel represents a small portion of Company’s total volume.

Company’s management carried out a series of analyses on the impact of the COVID-19 pandemic, which involved (i) the review of the assumptions of the annual impairment test, (ii) analysis of possible credit losses and inventory obsolescence, (iii) review of measurement assumptions for financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, (v) assessment of the relevant estimates used to prepare the interim financial statements, among other analyses. Any impacts derived from these analyses are reflected in Company’s accounting statements.

68